HENNESSY FUNDS

PROSPECTUS & OVERVIEW OF FUNDS

FEBRUARY 29, 2008



ORIGINAL CLASS SHARES

Hennessy Cornerstone Growth Fund (HFCGX)

Hennessy Cornerstone Growth Fund, Series II (HENLX)

Hennessy Focus 30 Fund (HFTFX)

Hennessy Cornerstone Value Fund (HFCVX)

Hennessy Total Return Fund (HDOGX)

Hennessy Balanced Fund (HBFBX)



Hennessy Funds

Formulas for Smart Investing

1-800-966-4354 • www.hennessyfunds.com

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved of these Funds or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Each of the Hennessy Funds utilizes a time-tested stock selection strategy, incorporating sound, proven criteria, such as price-to-sales ratio, dividend yield and stock price appreciation. We manage our Funds with the discipline and consistency of an index fund, never straying from our proven formulas. The result is that emotions, hunches and fads play no part in our investment decisions. In short, we do not try to outsmart or time the market because we believe doing so doesn't work.

Our goal is to provide products that investors can have confidence in, knowing their money is invested as promised and managed in their best interest. The Hennessy Funds' strategies and performance are fully disclosed. We feel it is critical for our clients to understand the strategies, risks and costs of investing, as well as the rewards. With Hennessy, there are never surprises with our investment strategies.

The Hennessy Funds Prospectus

Original Class Shares

CONTENTS

An investment in a Fund is not a deposit with a bank and is not guaranteed or insured by the Federal Deposit Insurance Corporation or any other government agency. Fund prices will fluctuate and it is possible to lose money.

SUMMARY INFORMATION

This Prospectus contains important information about the Hennessy Funds that you should know before you invest. The Hennessy Funds provide investment choices to satisfy a range of objectives and risk tolerance levels. The Hennessy Funds are no-load. This Prospectus relates only to the Original Class shares of the Funds (sometimes referred herein as shares).

Hennessy Cornerstone Growth Fund (HFCGX)

Our most aggressive fund, the Hennessy Cornerstone Growth Fund seeks long-term growth of capital. This Fund invests in 50 growth-oriented stocks selected by the Cornerstone Growth Strategy.® While it has historically selected small cap companies, the Strategy may select mid and large cap companies.

Hennessy Cornerstone Growth Fund, Series II (HENLX)

Like the Hennessy Cornerstone Growth Fund, the Hennessy Cornerstone Growth Fund, Series II seeks long-term growth of capital and invests in stocks selected by the Cornerstone Growth Strategy.® The primary difference between these two funds is that the stocks will be purchased, and the portfolio rebalanced, at different times of the year, which should generate substantially different portfolios.

Hennessy Focus 30 Fund (HFTFX)

The Hennessy Focus 30 Fund seeks long-term growth of capital. This Fund invests in growth-oriented stocks selected by the Focus 30 Formula.® The Formula selects 30 mid-cap companies, with market capitalization between $1 and $10 billion.

Hennessy Cornerstone Value Fund (HFCVX)

The Hennessy Cornerstone Value Fund seeks total return, consisting of capital appreciation and current income. This Fund invests in 50 large, dividend-paying companies selected by the Cornerstone Value Strategy.®

Hennessy Total Return Fund (HDOGX)

The Hennessy Total Return Fund seeks total return, consisting of capital appreciation and current income. This Fund invests in the ten highest dividend-yielding Dow Jones Industrial Average[1] stocks (known as the "Dogs of the Dow"), and in U.S. Treasury securities with a maturity of less than one year. Approximately 75% of the Fund's investment return is based on the return of the Dogs of the Dow stocks and approximately 25% of the Fund's investment return is based on the return of U.S. Treasury securities.

Hennessy Balanced Fund (HBFBX)

Our most conservative fund, the Hennessy Balanced Fund seeks a combination of capital appreciation and current income. This Fund invests 50% of its assets in the ten highest dividend-yielding Dow Jones Industrial Average[1] stocks (known as the "Dogs of the Dow"), but limits exposure to market risk and volatility by investing 50% of its assets in U.S. Treasury securities with a maturity of less than one year.

The following Fund summaries detail each Fund's investment objective, principal investment strategy and risks, performance information and expenses.

[1] The Dow Jones Industrial Average is the property of the Dow Jones & Company, Inc. Dow Jones & Company, Inc. is not affiliated with the Hennessy Funds or its investment advisor. Dow Jones & Company, Inc. has not participated in any way in the creation of the Hennessy Funds or in the selection of stocks included in the Hennessy Funds and has not approved any information included in this Prospectus.

HENNESSY CORNERSTONE GROWTH FUND (HFCGX)

Price-to-Sales Ratio: *A tool for calculating a stock's valuation relative to other companies. It is calculated by dividing a company's market capitalization by its most recent 12 months of sales.*

The Marriage of Value plus Momentum Investing:

Price-to-Sales = Value

Increase in Earnings and Stock Price = Momentum

Investment Strategy

The Fund invests in growth-oriented common stocks by utilizing a highly disciplined, quantitative formula known as the Cornerstone Growth Strategy® (the "Strategy"). While it has historically selected small cap companies, the Strategy may select mid and large cap companies. From a universe of stocks with market capitalization exceeding $175 million, the Cornerstone Growth Strategy selects the ***50 common stocks with the highest one-year price appreciation*** as of the date of purchase that also meet the following criteria:

1) **Price-to-sales ratio below 1.5**
   This value criteria helps to uncover relative bargains. The Strategy uses sales as its guide because sales figures are more difficult for companies to manipulate than earnings and frequently provide a clearer picture of a company's potential value.

2) **Annual earnings that are higher than the previous year**
   While sales may be the best indicator of a company's value, the Strategy considers improvement in earnings beneficial as an indicator of a company's financial strength.

3) **Positive stock price appreciation, or relative strength, over the past three and six-month periods**
   Historically, relative strength has been one of the most influential variables in predicting which stocks will outperform the market.

Stocks must also have historical trading volume sufficient to allow the Fund to purchase the required number of shares without materially affecting the share price. The Fund selects its stocks from the universe of stocks in the Standard & Poor's Compustat® Database that have a market capitalization exceeding $175 million. The Compustat® Database is a robust and comprehensive source of data on publicly traded companies, consisting of domestic and foreign common stocks, and it contains financial, statistical and market data for different regions of the world.[1]

When the Fund began operations, it purchased 50 stocks as dictated by the Cornerstone Growth Strategy, based on information at that time. The Fund's holdings of each stock in its portfolio were initially weighted equally by dollar amount, with 2% of the portfolio's assets invested in each of 50 stocks. Since then, the Fund has rebalanced its portfolio annually. Using the Strategy, the universe of stocks is re-screened annually, generally in the winter. Stocks meeting the Strategy's criteria not currently in the portfolio are purchased, and stocks that no longer meet the criteria are sold. Holdings of all stocks in the Fund that continue to meet the criteria are appropriately increased or decreased to result in equal weighting of all stocks in the portfolio. The re-screening and rebalance period for the Fund is different than the re-screening and rebalance period for the Hennessy Cornerstone Growth Fund, Series II in an effort to create as different a portfolio of stocks as possible.

Through this Strategy, the Fund offers a consistent and disciplined approach to investing, based on a buy and hold philosophy over the course of each year that rejects the idea of market timing. The Fund's investment manager, Hennessy Advisors, Inc. (the "Manager"), expects

stocks held in the Fund's portfolio to remain the same throughout the course of a year, despite any adverse developments concerning a company, an industry, the economy or the stock market generally. However, if the Manager determines that earnings or other information that form the basis for selecting a stock are false or incorrect, the Manager reserves the right to replace that stock with another stock meeting the criteria of the Strategy. Also, due to purchases and redemptions of Fund shares during the year, changes in the market value of the stock positions in the Fund's portfolio and compliance with federal tax laws, it is likely that stock positions will not be weighted equally at all times during the year.

Over the course of the year, when the Fund receives new cash flow from the sale of its shares, it will first be used to the extent necessary to meet redemptions. Any remaining cash will be invested in the stocks selected for the Fund using the Strategy as of the most recent rebalancing of the portfolio. This investment will be made in proportion to the current weightings of such stocks in the portfolio and without any intention to rebalance the portfolio on an interim basis. Such purchases will generally be made on a weekly basis, but may be on a more or less frequent basis at the discretion of the Manager, depending on certain factors, including the size of the Fund and the amount of cash to be invested. To the extent redemptions exceed new cash flow into the Fund, the Fund will meet redemption requests by selling securities on a pro rata basis, based on the current weightings of such securities in the portfolio. Thus, interim purchases and sales of securities will be based on current portfolio weightings and will be made without regard to whether or not a particular security continues to meet the criteria of the Strategy.

Foreign Securities. The Fund may invest in foreign securities traded in the U.S. and American Depositary Receipts, or "ADRs," which are dollar-denominated securities of foreign issuers traded in the U.S. The Fund may invest in ADRs through both sponsored and unsponsored arrangements. The issuers of unsponsored ADRs are not obligated to disclose material information in the United States, and therefore, there may not be a correlation between such information and the market value of the ADRs. Investments in securities of foreign issuers increase diversification of the Fund's portfolio and may enhance return, but they also involve some special risks, as described under the following "Principal Risks."

American Depositary Receipts:

ADRs represent an ownership interest in a foreign security and are traded on U.S. exchanges. They are generally issued by a U.S. bank as a substitute for direct ownership of the foreign security.

---

[1] With respect to disclosure in this Prospectus relating to S&P Compustat, although S&P Compustat obtains information for inclusion in, or for use in, the Compustat® Database from sources that S&P Compustat considers reliable, S&P Compustat does not guarantee the accuracy or completeness of the Compustat® Database. S&P Compustat makes no warranty, express or implied, as to the results to be obtained by the Funds, or any other persons or entity from the use of the Compustat® Database. S&P Compustat makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Compustat® Database. "Standard & Poor's" and "S&P" are trademarks of The McGraw-Hill Companies, Inc. The Funds are not sponsored, endorsed, sold or promoted by S&P Compustat and S&P Compustat makes no representation regarding the advisability of investing in the Funds.

Total Return: *The return on an investment including income from dividends and interest as well as appreciation or depreciation in the price of the stock, less any expenses and fees incurred.*

Principal Risks

As with any security, there are market and investment risks associated with your investment in the Fund. The value of your investment will fluctuate over time and it is possible to lose money. The principal risks of investing in the Hennessy Cornerstone Growth Fund include the following:

Market Risk: The market value of a security may move up or down, and these fluctuations may cause a security to be worth more or less than the price originally paid for it. Market risk may affect a single company, industry, sector of the economy or the market as a whole.

Formula Investing Risk: The Fund will adhere to its Strategy during the course of the year, subject to applicable Securities and Exchange Commission requirements and federal tax requirements relating to mutual funds, despite any adverse developments that may arise. This could result in substantial losses to the Fund, if for example, the stocks selected for the Fund for a given year are experiencing financial difficulty, or are out of favor in the market because of weak performance, a poor earnings forecast, negative publicity or general market cycles. The Fund's portfolio is rebalanced annually in accordance with its Strategy, which may result in the elimination of better performing assets from the Fund's investments and increases in investments with relatively lower total return.

Small and Medium Sized Companies Risk: The Fund may invest in small and medium sized companies, which may have limited liquidity and greater price volatility than larger, more established companies. Small companies may have limited product lines, markets or financial resources and their management may be dependent on a limited number of key individuals.

Foreign Securities Risk: There are specific risks associated with investing in the securities of foreign companies not typically associated with investing in domestic companies. Risks include fluctuations in the exchange rates of foreign currencies that may affect the U.S. Dollar value of a security, and the possibility of substantial price volatility as a result of political and economic instability in the foreign country.

The Hennessy Cornerstone Growth Fund is ***no-load****, meaning there are no upfront or deferred sales charges.*

Performance

The following performance information provides some indication of the risks of investing in the Hennessy Cornerstone Growth Fund by showing changes in its performance from year to year and how the Fund's average annual returns compare with those of the S&P 500 Index. The Fund's past performance (before and after taxes) is not necessarily an indication of future performance. Performance may be higher or lower in the future.

CALENDAR YEAR TOTAL RETURNS



Year	Return
1998	3.67%
1999	37.72%
2000	5.30%
2001	12.15%
2002	-4.71%
2003	45.82%
2004	16.65%
2005	11.96%
2006	10.42%
2007	-2.18%

For the period shown in the bar chart, the Fund's highest quarterly return was 32.04% for the quarter ended December 31, 1999 and the lowest quarterly return was -28.53% for the quarter ended September 30, 1998.

AVERAGE ANNUAL TOTAL RETURNS

(for the periods ended December 31, 2007)

	One Year	Five Years	Ten Years	Since Inception (11/1/96)
Hennessy Cornerstone Growth Fund				
Return before taxes	-2.18%	15.52%	12.70%	14.13%
Return after taxes on distributions[1]	-4.06%	13.53%	10.84%	11.89%
Return after taxes on distributions and sale of Fund shares[1]	1.02%	13.34%	10.66%	11.66%
S&P 500[2,3]	5.49%	12.83%	5.91%	8.56%

[1] The after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. The Fund's return after taxes on distributions and sales of Fund shares may be higher than its return before taxes and after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have resulted.

[2] The S&P 500 is the Standard & Poor's Composite Index of 500 Stocks, a widely recognized unmanaged index of common stocks.

[3] Reflects no deduction for fees, expenses or taxes.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES

(fees paid directly from your investment)

Maximum sales charge *(load)* imposed on purchases	None
Maximum deferred sales charge *(load)*	None
Maximum sales charge *(load)* imposed on reinvested dividends and distributions	None
Redemption fee – 90 days[1] *(as a percentage of amount redeemed)*	1.50%
Exchange fee – 90 days[1] *(as a percentage of amount exchanged)*	1.50%

ANNUAL FUND OPERATING EXPENSES

(expenses that are deducted from Fund assets)

Management Fees	0.74%
Distribution and Service *(12b-1)* Fees	None
Other Expenses	0.46%
Shareholder Servicing	0.10%
All remaining Other Expenses	0.36%
Total Annual Fund Operating Expenses	1.20%

[1] If you exchange or redeem shares you have owned for less than 90 days, the Fund will deduct a fee of 1.50% of the amount redeemed from your redemption proceeds. This fee is payable to the Fund. The transfer agent charges a fee of $15.00 for each wire redemption.

EXAMPLE

This Example is intended to help you compare the cost of investing in this Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that you reinvest all dividends and distributions, that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on the assumptions, your costs would be:

Hennessy Cornerstone Growth Fund

One Year	Three Years	Five Years	Ten Years
$122	$381	$660	$1,455

HENNESSY CORNERSTONE GROWTH FUND, SERIES II (HENLX)

Investment Strategy

The Fund invests in growth-oriented common stocks by utilizing a highly disciplined, quantitative formula known as the Cornerstone Growth Strategy®. While it has historically selected small-cap companies, the Strategy may select mid and large cap companies. From a universe of stocks with market capitalization exceeding $175 million, the Cornerstone Growth Strategy selects the *50 common stocks with the highest one-year price appreciation* as of the date of purchase that also meet the following criteria:

1) **Price-to-sales ratio below 1.5**

   This value criteria helps to uncover relative bargains. The Strategy uses sales as its guide because sales figures are more difficult for companies to manipulate than earnings and frequently provide a clearer picture of a company's potential value.

2) **Annual earnings that are higher than the previous year**

   While sales may be the best indicator of a company's value, the Strategy considers improvement in earnings beneficial as an indicator of a company's financial strength.

3) **Positive stock price appreciation, or relative strength, over the past three and six-month periods**

   Historically, relative strength has been one of the most influential variables in predicting which stocks will outperform the market.

Stocks must also have historical trading volume sufficient to allow the Fund to purchase the required number of shares without materially affecting the share price. The Fund selects its stocks from the universe of stocks in the Standard & Poor's Compustat® Database that have a market capitalization exceeding $175 million. The Compustat® Database is a robust and comprehensive source of data on publicly traded companies, consisting of domestic and foreign common stocks, and it contains financial, statistical and market data for different regions of the world.

When the Manager became the investment advisor to the Fund, the Fund purchased 50 stocks as dictated by the Cornerstone Growth Strategy, based on information at that time. The Fund's holdings of each stock in its portfolio were initially weighted equally by dollar amount, with 2% of the portfolio's assets invested in each of 50 stocks. Using the Strategy, the universe of stocks is re-screened annually, generally in the summer. Stocks meeting the Strategy's criteria not currently in the portfolio are purchased, and stocks that no longer meet the criteria are sold. Holdings of all stocks in the Fund that continue to meet the criteria are appropriately increased or decreased to result in equal weighting of all stocks in the portfolio. The re-screening and rebalance period for the Fund is different than the re-screening and rebalance period of the Hennessy Cornerstone Growth Fund in an effort to create as different a portfolio of stocks as possible.

Through this Strategy, the Fund offers a consistent and disciplined approach to investing, based on a buy and hold philosophy over the course of each year that rejects the idea of market timing. The Manager, Hennessy Advisors, Inc., expects stocks held in the Fund's portfolio to remain the same throughout the course of a year, despite any adverse developments concerning a company, an industry, the economy or the stock market generally. However, if the Manager determines that earnings or other information that form the basis for selecting a stock are false

---

Price-to-Sales Ratio:

A tool for calculating a stock's valuation relative to other companies. It is calculated by dividing a company's market capitalization by its most recent 12 months of sales.

The Marriage of Value plus Momentum Investing:

Price-to-Sales = Value

Increase in Earnings and Stock Price = Momentum

or incorrect, the Manager reserves the right to replace that stock with another stock meeting the criteria of the Strategy. Also, due to purchases and redemptions of Fund shares during the year, changes in the market value of the stock positions in the Fund's portfolio and compliance with federal tax laws, it is likely that stock positions will not be weighted equally at all times during the year.

Over the course of the year, when the Fund receives new cash flow from the sale of its shares, it will first be used to the extent necessary to meet redemptions. Any remaining cash will be invested in the stocks selected for the Fund using the Strategy as of the most recent rebalancing of the portfolio. This investment will be made in proportion to the current weightings of such stocks in the portfolio and without any intention to rebalance the portfolio on an interim basis. Such purchases will generally be made on a weekly basis, but may be on a more or less frequent basis at the discretion of the Manager, depending on certain factors, including the size of the Fund and the amount of cash to be invested. To the extent redemptions exceed new cash flow into the Fund, the Fund will meet redemption requests by selling securities on a pro rata basis, based on the current weightings of such securities in the portfolio. Thus, interim purchases and sales of securities will be based on current portfolio weightings and will be made without regard to whether or not a particular security continues to meet the criteria of the Strategy.

Foreign Securities. The Fund may invest in foreign securities traded in the U.S. and American Depositary Receipts, or "ADRs," which are dollar-denominated securities of foreign issuers traded in the U.S. The Fund may invest in ADRs through both sponsored and unsponsored arrangements. The issuers of unsponsored ADRs are not obligated to disclose material information in the United States, and therefore, there may not be a correlation between such information and the market value of the ADRs. Investments in securities of foreign issuers increase diversification of the Fund's portfolio and may enhance return, but they also involve some special risks, as described under the following "Principal Risks."

American Depositary Receipts:

ADRs represent an ownership interest in a foreign security and are traded on U.S. exchanges. They are generally issued by a U.S. bank as a substitute for direct ownership of the foreign security.

Total Return: The return on an investment including income from dividends and interest as well as appreciation or depreciation in the price of the stock, less any expenses and fees incurred.

Principal Risks

As with any security, there are market and investment risks associated with your investment in the Fund. The value of your investment will fluctuate over time and it is possible to lose money. The principal risks of investing in the Hennessy Cornerstone Growth Fund, Series II include the following:

Market Risk: The market value of a security may move up or down, and these fluctuations may cause a security to be worth more or less than the price originally paid for it. Market risk may affect a single company, industry, sector of the economy or the market as a whole.

Formula Investing Risk: The Fund will adhere to its Strategy during the course of the year, subject to applicable Securities and Exchange Commission requirements and federal tax requirements relating to mutual funds, despite any adverse developments that may arise. This could result in substantial losses to the Fund, if for example, the stocks selected for the Fund for a given year are experiencing financial difficulty, or are out of favor in the market because of weak performance, a poor earnings forecast, negative publicity or general market cycles. The Fund's portfolio is rebalanced annually in accordance with its Strategy, which may result in the elimination of better performing assets from the Fund's investments and increases in investments with relatively lower total return.

Small and Medium Sized Companies Risk: The Fund may invest in small and medium sized companies, which may have limited liquidity and greater price volatility than larger, more established companies. Small companies may have limited product lines, markets or financial resources and their management may be dependent on a limited number of key individuals.

Foreign Securities Risk: There are specific risks associated with investing in the securities of foreign companies not typically associated with investing in domestic companies. Risks include fluctuations in the exchange rates of foreign currencies that may affect the U.S. Dollar value of a security, and the possibility of substantial price volatility as a result of political and economic instability in the foreign country.

The Hennessy Cornerstone Growth Fund, Series II is ***no-load****, meaning there are no upfront or deferred sales charges.*

Performance

The following performance information provides some indication of the risks of investing in the Hennessy Cornerstone Growth Fund, Series II by showing changes in its performance from year to year and how the Fund's average annual returns compare with those of the S&P 500 Index. The Fund's past performance (before and after taxes) is not necessarily an indication of future performance. Performance may be higher or lower in the future.

CALENDAR YEAR TOTAL RETURNS



5.23%

-6.45%

2006   2007

For the period shown in the bar chart, the Fund's highest quarterly return was 15.99% for the quarter ended March 31, 2006 and the lowest quarterly return was -9.35% for the quarter ended September 30, 2006.

AVERAGE ANNUAL TOTAL RETURNS

(for the periods ended December 31, 2007)

	One Year	Since Inception (7/1/05)
Hennessy Cornerstone Growth Fund, Series II		
Return before taxes	-6.45%	1.85%
Return after taxes on distributions[1]	-10.57%	-1.47%
Return after taxes on distributions and sale of Fund shares[1]	-1.05%	0.57%
S&P 500[2,3]	5.49%	10.66%

[1] The after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. The Fund's return after taxes on distributions and sales of Fund shares may be higher than its return before taxes and after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have resulted.

[2] The S&P 500 is the Standard & Poor's Composite Index of 500 Stocks, a widely recognized unmanaged index of common stocks.

[3] Reflects no deduction for fees, expenses or taxes.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES

(fees paid directly from your investment)

Maximum sales charge *(load)* imposed on purchases . . . .None

Maximum deferred sales charge *(load)* . . . . .None

Maximum sales charge *(load)* imposed on reinvested dividends and distributions . . . . .None

Redemption fee – 90 days[1]
 (as a percentage of amount redeemed) 1.50%

Exchange fee – 90 days[1]
 (as a percentage of amount exchanged) 1.50%

ANNUAL FUND OPERATING EXPENSES

(expenses that are deducted from Fund assets)

Management Fees 0.74%

Distribution and Service *(12b-1)* Fees . . . . .None

Other Expenses 0.53%

 Shareholder Servicing 0.10%

 All remaining Other Expenses 0.43%

Total Annual Fund Operating Expenses 1.27%

[1] If you exchange or redeem shares you have owned for less than 90 days, the Fund will deduct a fee of 1.50% of the amount redeemed from your redemption proceeds. This fee is payable to the Fund. The transfer agent charges a fee of $15.00 for each wire redemption.

EXAMPLE

This Example is intended to help you compare the cost of investing in this Fund with the cost of investing in other mutual funds.

 The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that you reinvest all dividends and distributions, that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on the assumptions, your costs would be:

Hennessy Cornerstone Growth Fund, Series II

One Year	Three Years	Five Years	Ten Years
$129	$403	$697	$1,534

HENNESSY FOCUS 30 FUND (HFTFX)

Investment Strategy

The Fund invests in mid-cap growth-oriented stocks by utilizing a highly disciplined, quantitative formula known as the Focus 30 Formula® (the "Formula"). The Formula selects companies with between $1 billion and $10 billion in market value, and excludes American Depositary Receipts, or "ADRs". The Focus 30 Formula selects the ***30 common stocks with the highest one-year price appreciation*** as of the date of purchase that also meet the following criteria:

1) **Price-to-sales ratio below 1.5**

   This value criteria helps to uncover relative bargains. The Formula uses sales as its guide because sales figures are more difficult for companies to manipulate than earnings and frequently provide a clearer picture of a company's potential value.

2) **Annual earnings that are higher than the previous year**

   While sales may be the best indicator of a company's value, the Formula considers improvement in earnings beneficial as an indicator of a company's financial strength.

3) **Positive stock price appreciation, or relative strength, over the past three and six-month periods.**

   Historically, relative strength has been one of the most influential variables in predicting which stocks will outperform the market.

Stocks must also have historical trading volume sufficient to allow the Fund to purchase the required number of shares without materially affecting the share price. The Fund selects its stocks from the universe of stocks in the Standard & Poor's Compustat® Database that have a market capitalization between $1 and 10 billion. The Compustat® Database is a robust and comprehensive source of data on publicly traded companies, consisting of domestic and foreign common stocks, and it contains financial, statistical and market data for different regions of the world.

When the Fund began operations, it purchased 30 stocks as dictated by the Focus 30 Formula, based on information at that time. The Fund's holdings of each stock in its portfolio were initially weighted equally by dollar amount, with 3.33% of the portfolio's assets invested in each of 30 stocks. Since then, the Fund has rebalanced its portfolio annually. Using the Formula, the universe of stocks is re-screened annually, generally in the fall. Stocks meeting the Formula's criteria not currently in the portfolio are purchased, and stocks that no longer meet the criteria are sold. Holdings of all stocks in the Fund that continue to meet the criteria are appropriately increased or decreased to result in equal weighting of all stocks in the portfolio.

Through this Formula, the Fund offers a consistent and disciplined approach to investing, based on a buy and hold philosophy over the course of each year that rejects the idea of market timing. The Manager expects stocks held in the Fund's portfolio to remain the same throughout the course of a year, despite any adverse developments concerning a company, an industry, the economy or the stock market generally. However, if the Manager determines that earnings or other information that form the basis for selecting a stock are false or incorrect, the Manager

---

Price-to-Sales Ratio:

A tool for calculating a stock's valuation relative to other companies. It is calculated by dividing a company's market capitalization by its most recent 12 months of sales.

The Marriage of Value plus Momentum Investing:

Price-to-Sales = Value

Increase in Earnings and Stock Price = Momentum

reserves the right to replace that stock with another stock meeting the criteria of the Formula. Also, due to purchases and redemptions of Fund shares during the year, changes in the market value of the stock positions in the Fund's portfolio and compliance with federal tax laws, it is likely that stock positions will not be weighted equally at all times during the year.

Over the course of the year, when the Fund receives new cash flow from the sale of its shares, it will first be used to the extent necessary to meet redemptions. Any remaining cash will be invested in the stocks selected for the Fund using the Formula as of the most recent rebalancing of the portfolio. This investment will be made in proportion to the current weightings of such stocks in the portfolio and without any intention to rebalance the portfolio on an interim basis. Such purchases will generally be made on a weekly basis, but may be on a more or less frequent basis at the discretion of the Manager, depending on certain factors, including the size of the Fund and the amount of cash to be invested. To the extent redemptions exceed new cash flow into the Fund, the Fund will meet redemption requests by selling securities on a pro rata basis, based on the current weightings of such securities in the portfolio. Thus, interim purchases and sales of securities will be based on current portfolio weightings and will be made without regard to whether or not a particular security continues to meet the criteria of the Formula.

Principal Risks

As with any security, there are market and investment risks associated with your investment in the Fund. The value of your investment will fluctuate over time and it is possible to lose money. The principal risks of investing in the Hennessy Focus 30 Fund include the following:

Market Risk: The market value of a security may move up or down, and these fluctuations may cause a security to be worth more or less than the price originally paid for it. Market risk may affect a single company, industry, sector of the economy or the market as a whole.

Formula Investing Risk: The Fund will adhere to its Formula during the course of the year, subject to applicable Securities and Exchange Commission requirements and federal tax requirements relating to mutual funds, despite any adverse developments that may arise. This could result in substantial losses to the Fund, if for example, the stocks selected for the Fund for a given year are experiencing financial difficulty, or are out of favor in the market because of weak performance, a poor earnings forecast, negative publicity or general market cycles. The Fund's portfolio is rebalanced annually in accordance with its Formula, which may result in the elimination of better performing assets from the Fund's investments and increases in investments with relatively lower total return.

Small and Medium Sized Companies Risk: The Fund invests in small and medium sized companies, which may have limited liquidity and greater price volatility than larger, more established companies. Small companies may have limited product lines, markets or financial resources and their management may be dependent on a limited number of key individuals.

Performance

The following performance information provides some indication of the risks of investing in the Hennessy Focus 30 Fund by showing its performance from year to year and how the Fund's average annual returns compare with those of the S&P 500 Index. The Fund's past performance (before and after taxes) is not necessarily an indication of future performance. Performance may be higher or lower in the future.

Total Return: *The return on an investment including income from dividends and interest as well as appreciation or depreciation in the price of the stock, less any expenses and fees incurred.*

The Hennessy Focus 30 Fund is ***no-load****, meaning there are no upfront or deferred sales charges.*

CALENDAR YEAR TOTAL RETURNS



14.10% — 2004
32.74% — 2005
11.91% — 2006
6.69% — 2007

For the period shown in the bar chart, the Fund's highest quarterly return was 17.97% for the quarter ended March 31, 2006 and the lowest quarterly return was -7.38% for the quarter ended September 30, 2006.

AVERAGE ANNUAL TOTAL RETURNS

(for the periods ended December 31, 2007)

	One Year	Since Inception (9/17/03)
Hennessy Focus 30 Fund		
Return before taxes	6.69%	16.43%
Return after taxes on distributions[1]	4.19%	15.24%
Return after taxes on distributions and sale of Fund shares[1]	7.46%	14.30%
S&P 500[2, 3]	5.49%	10.73%

[1] The after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax deferred arrangements, such as 401(k) plans or individual retirement accounts. The Fund's return after taxes on distributions and sales of Fund shares may be higher than its return before taxes and after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have resulted.
[2] The S&P 500 is the Standard & Poor's Composite Index of 500 Stocks, a widely recognized unmanaged index of common stocks.
[3] Reflects no deduction for fees, expenses or taxes.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES
(fees paid directly from your investment)

Maximum sales charge *(load)* imposed on purchases . . .None
Maximum deferred sales charge *(load)* . . . . .None
Maximum sales charge *(load)* imposed
on reinvested dividends and distributions . . . . .None
Redemption fee – 90 days[1]
(as a percentage of amount redeemed) 1.50%
Exchange fee – 90 days[1]
(as a percentage of amount exchanged) 1.50%

ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets)

Management Fees 0.74%
Distribution and Service (12b-1) Fees . . . . .None
Other Expenses 0.49%
Shareholder Servicing 0.10%
All Remaining Other Expenses 0.39%
Total Annual Fund Operating Expenses 1.23%

[1] If you exchange or redeem shares you have owned for less than 90 days, the Fund will deduct a fee of 1.50% of the amount redeemed from your redemption proceeds. This fee is payable to the Fund. The transfer agent charges a fee of $15.00 for each wire redemption.

EXAMPLE

This Example is intended to help you compare the cost of investing in this Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that you reinvest all dividends and distributions, that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on the assumptions, your costs would be:

Hennessy Focus 30 Fund

One Year	Three Years	Five Years	Ten Years
$125	$390	$676	$1,489

HENNESSY CORNERSTONE VALUE FUND (HFCVX)

Investment Strategy

The Fund invests in large, dividend-paying companies by utilizing a highly disciplined, quantitative formula known as the Cornerstone Value Strategy® (the "Strategy"). The Strategy involves the identification of a universe of large, widely-held companies with strong sales and cash flow known as the Market Leaders Universe™ ("Market Leaders"). From the universe of Market Leaders, the Cornerstone Value Strategy selects the *50 common stocks with the highest dividend yield* as of the date of purchase that also meet the following criteria:

1) **Market capitalization that exceeds the average of the Database**

2) **Number of shares outstanding that exceeds the average of the Database**

3) **12-month sales that are 50% greater than the average of the Database**

4) **Cash flow that exceeds the average of the Database**

Investing professionals often consider relatively high dividend yield a signal that a stock may be undervalued with opportunity for price appreciation. The stocks must also have historical trading volume sufficient to allow the Fund to purchase the required number of shares without materially affecting the share price. The Fund selects its stocks from the universe of stocks in the Standard & Poor's Compustat® Database, excluding utility companies. The Compustat® Database is a robust and comprehensive source of data on publicly traded companies, consisting of domestic and foreign common stocks, and it contains financial, statistical and market data for different regions of the world.

When the Fund began operations, it purchased 50 stocks as dictated by the Cornerstone Value Strategy, based on information at that time. The Fund's holdings of each stock in its portfolio were initially weighted equally by dollar amount, with 2% of the portfolio's assets invested in each of 50 stocks. Since then, the Fund has rebalanced its portfolio annually. Using the Strategy, the universe of stocks is re-screened annually, generally in the winter. Stocks meeting the Strategy's criteria not currently in the portfolio are purchased, and stocks that no longer meet the criteria are sold. Holdings of all stocks in the Fund that continue to meet the criteria are appropriately increased or decreased to result in equal weighting of all stocks in the portfolio.

Through this Strategy, the Fund offers a consistent and disciplined approach to investing, based on a buy and hold philosophy over the course of each year that rejects the idea of market timing. The Manager expects stocks held in the Fund's portfolio to remain the same throughout the course of a year, despite any adverse developments concerning a company, an industry, the economy or the stock market generally. However, if the Manager determines that earnings or other information that form the basis for selecting a stock are false or incorrect, the Manager reserves the right to replace that stock with another stock meeting the criteria of the Strategy. Also, due to purchases and redemptions of Fund shares during the year, changes in the market value of the stock positions in the Fund's portfolio and compliance with federal tax laws, it is likely that stock positions will not be weighted equally at all times during the year.

Dividend Yield

is calculated as the annual dividends paid by a company divided by the price of a share of their stock.

OBJECTIVE: *Total return, consisting of capital appreciation and current income*

Over the course of the year, when the Fund receives new cash flow from the sale of its shares, it will first be used to the extent necessary to meet redemptions. Any remaining cash will be invested in the stocks selected for the Fund using the Strategy as of the most recent rebalancing of the portfolio. This investment will be made in proportion to the current weightings of such stocks in the portfolio and without any intention to rebalance the portfolio on an interim basis. Such purchases will generally be made on a weekly basis, but may be on a more or less frequent basis at the discretion of the Manager, depending on certain factors, including the size of the Fund and the amount of cash to be invested. To the extent redemptions exceed new cash flow into the Fund, the Fund will meet redemption requests by selling securities on a pro rata basis, based on the current weightings of such securities in the portfolio. Thus, interim purchases and sales of securities will be based on current portfolio weightings and will be made without regard to whether or not a particular security continues to meet the criteria of the Strategy.

Foreign Securities. The Fund may invest in foreign securities traded in the U.S. and American Depositary Receipts, or "ADRs," which are dollar-denominated securities of foreign issuers traded in the U.S. The Fund may invest in ADRs through both sponsored and unsponsored arrangements. The issuers of unsponsored ADRs are not obligated to disclose material information in the United States, and therefore, there may not be a correlation between such information and the market value of the ADRs. Investments in securities of foreign issuers increase diversification of the Fund's portfolio and may enhance return, but they also involve some special risks, as described under the following "Principal Risks."

American Depositary Receipts:

ADRs represent an ownership interest in a foreign security and are traded on U.S. exchanges. They are generally issued by a U.S. bank as a substitute for direct ownership of the foreign security.

Total Return: *The return on an investment including income from dividends and interest as well as appreciation or depreciation in the price of the stock, less any expenses and fees incurred.*

The Hennessy Cornerstone Value Fund is ***no-load****, meaning there are no upfront or deferred sales charges.*

Principal Risks

As with any security, there are market and investment risks associated with your investment in the Fund. The value of your investment will fluctuate over time and it is possible to lose money. The principal risks of investing in the Hennessy Cornerstone Value Fund include the following:

Market Risk: The market value of a security may move up or down, and these fluctuations may cause a security to be worth more or less than the price originally paid for it. Market risk may affect a single company, industry, sector of the economy or the market as a whole.

Formula Investing Risk: The Fund will adhere to its Strategy during the course of the year, subject to applicable Securities and Exchange Commission requirements and federal tax requirements relating to mutual funds, despite any adverse developments that may arise. This could result in substantial losses to the Fund, if for example, the stocks selected for the Fund's portfolio for a given year are experiencing financial difficulty, or are out of favor in the market because of weak performance, a poor earnings forecast, negative publicity or general market cycles. The Fund's portfolio is rebalanced annually in accordance with its Strategy, which may result in the elimination of better performing assets from the Fund's investments and increases in investments with relatively lower total return.

Medium Sized Companies Risk: The Fund may invest in medium sized companies, which may have limited liquidity and greater price volatility than larger, more established companies.

Foreign Securities Risk: There are specific risks associated with investing in the securities of foreign companies not typically associated with investing in domestic companies. Risks include fluctuations in the exchange rates of foreign currencies that may affect the U.S. Dollar value of a security, and the possibility of substantial price volatility as a result of political and economic instability in the foreign country.

Performance

The following performance information provides some indication of the risks of investing in the Hennessy Cornerstone Value Fund by showing changes in its performance from year to year and how the Fund's average annual returns compare with those of the S&P 500 Index. The Fund's past performance (before and after taxes) is not necessarily an indication of future performance. Performance may be higher or lower in the future.

CALENDAR YEAR TOTAL RETURNS



Year	Return
1998	6.59%
1999	6.01%
2000	8.77%
2001	6.60%
2002	-16.03%
2003	28.39%
2004	11.67%
2005	1.91%
2006	20.14%
2007	0.59%

For the period shown in the bar chart, the Fund's highest quarterly return was 17.63% for the quarter ended June 30, 2003 and the lowest quarterly return was -19.37% for the quarter ended September 30, 2002.

AVERAGE ANNUAL TOTAL RETURNS

(for the periods ended December 31, 2007)

	One Year	Five Years	Ten Years	Since Inception (11/1/96)
Hennessy Cornerstone Value Fund				
Return before taxes	0.59%	12.04%	6.87%	7.52%
Return after taxes on distributions[1]	0.19%	11.67%	5.56%	6.27%
Return after taxes on distributions and sale of Fund shares[1]	0.92%	10.51%	5.18%	5.83%
S&P 500[2, 3]	5.49%	12.83%	5.91%	8.56%

[1] The after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax deferred arrangements, such as 401(k) plans or individual retirement accounts. The Fund's return after taxes on distributions and sales of Fund shares may be higher than its return before taxes and after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have resulted.

[2] The S&P 500 is the Standard & Poor's Composite Index of 500 Stocks, a widely recognized unmanaged index of common stock prices.

[3] Reflects no deduction for fees, expenses or taxes.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES
(fees paid directly from your investment)

Maximum sales charge *(load)* imposed on purchases . . . .None

Maximum deferred sales charge *(load)* . . . . .None

Maximum sales charge *(load)* imposed on reinvested dividends and distributions . . . . .None

Redemption fee – 90 days[1]
   (as a percentage of amount redeemed) 1.50%

Exchange fee – 90 days[1]
   (as a percentage of amount exchanged) 1.50%

ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets)

Management Fees 0.74%

Distribution and Service *(12b-1)* Fees . . . . .None

Other Expenses 0.43%

   Shareholder Servicing 0.10%

   All remaining Other Expenses 0.33%

Total Annual Fund Operating Expenses 1.17%

[1] If you exchange or redeem shares you have owned for less than 90 days, the Fund will deduct a fee of 1.50% of the amount redeemed from your redemption proceeds. This fee is payable to the Fund. The transfer agent charges a fee of $15.00 for each wire redemption.

EXAMPLE

This Example is intended to help you compare the cost of investing in this Fund with the cost of investing in other mutual funds.

   The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that you reinvest all dividends and distributions, that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on the assumptions, your costs would be:

Hennessy Cornerstone Value Fund

One Year	Three Years	Five Years	Ten Years
$119	$372	$644	$1,420

HENNESSY TOTAL RETURN FUND (HDOGX)

Investment Strategy

The Fund utilizes an investment strategy known as the "Dogs of the Dow," which involves purchasing the ten highest dividend-yielding stocks in the Dow Jones Industrial Average[1] ("DJIA"). Investing professionals often consider relatively high dividend yield a signal that a stock may be undervalued with opportunity for price appreciation.

The Fund invests 50% of its assets in the ten "Dogs of the Dow" stocks, in approximately equal dollar amounts, and 50% of its assets in U.S. Treasury securities with a maturity of less than one year. Then, the Fund utilizes a borrowing strategy which allows the Fund's performance to approximate what it would be if the Fund had an asset allocation of 75% Dogs of the Dow stocks and 25% U.S. Treasury securities. The Investment Company Act of 1940 permits mutual funds to borrow up to one-half of their net assets. The Fund typically will borrow money by entering into reverse repurchase agreements secured by its portfolio of U.S. Treasury securities. By utilizing this investment strategy, the Fund attempts to achieve total return that in the long run exceeds that of the DJIA but with lower associated risk.

Historically, mutual funds have not used the "Dogs of the Dow" investment strategy because they would not satisfy the tax diversification requirements applicable to "regulated investment companies" under the Internal Revenue Code. By investing approximately 50% of total assets in U.S. Treasury securities, the Fund is able to satisfy these tax diversification requirements.

On numerous dates throughout the year, the Manager will determine the ten highest yielding common stocks in the DJIA by annualizing the last quarterly or semi-annual ordinary dividend declared on each stock and dividing the result by the market value of that stock. The Fund will then purchase those stocks in approximately equal dollar amounts until the next determination of the ten highest yielding DJIA stocks. When the Fund purchases stock, it will also purchase an approximately equal amount of U.S. Treasury securities having a remaining maturity of less than one year. U.S. Treasury securities are backed by the full faith and credit of the U.S. Treasury.

The Fund holds its stock investments for one year, including stocks that are no longer one of the ten highest yielding stocks in the DJIA, stocks that are no longer in the DJIA and stocks received in reorganizations of companies in the DJIA. At the end of the one-year period, the Fund sells any stocks that are no longer one of the ten highest yielding stocks in the DJIA and replaces them with stocks that are. Additionally, it may sell a portion of the stocks which remain in the portfolio so that the rebalanced portion of the portfolio adheres to the Fund's asset allocation strategy.

In an effort to minimize transaction costs, the Fund may accumulate funds and make purchases in larger blocks to avoid odd lot transactions. However, the Fund will not take a temporary defensive position. The Fund invests accumulated funds in money market instruments (such as U.S. Treasury securities, commercial paper, commercial paper master notes or repurchase agreements) or money market mutual funds.

Dividend Yield
is calculated as the annual dividends paid by a company divided by the price of a share of their stock.

Neil Hennessy
was the first portfolio manager to utilize the "Dogs of the Dow" in a mutual fund format.[2]

OBJECTIVE: *Total return, consisting of capital appreciation and current income*

When funding redemption requests, the Fund will first utilize any accumulated funds described above. If it is necessary for the Fund to sell portfolio securities to meet redemption requests, it will endeavor to maintain its asset allocation strategy. Again, the Fund may vary the percentage of each issue of common stock sold to avoid odd lot transactions thereby reducing total transaction costs.



[1] The Dow Jones Industrial Average is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. is not affiliated with the Hennessy Funds or the Manager. Dow Jones & Company, Inc. has not participated in any way in the creation of the Hennessy Funds or in the selection of stocks included in the Hennessy Funds and has not approved any information included in this Prospectus.

[2] "Market Matching Returns with Half the Risk" from Mutual Funds magazine, May 1996.

Total Return: The return on an investment including income from dividends and interest as well as appreciation or depreciation in the price of the stock, less any expenses and fees incurred.

*The Hennessy Total Return Fund is **no-load**, meaning there are no upfront or deferred sales charges.*

Principal Risks

Although a portion of the Fund's portfolio is invested in U.S. Treasury securities, there are market and investment risks associated with your investment in the Fund, as there are with any security. The value of your investment will fluctuate over time and it is possible to lose money. The principal risks of investing in the Hennessy Total Return Fund include the following:

Market Risk: The market value of a security may move up or down, and these fluctuations may cause a security to be worth more or less than the price originally paid for it. Market risk may affect a single company, industry, sector of the economy or the market as a whole.

Formula Investing Risk: The Fund will adhere to its strategy during the course of the year, subject to applicable Securities and Exchange Commission requirements and federal tax requirements relating to mutual funds, despite any adverse developments that may arise. This could result in substantial losses to the Fund, if for example, the stocks selected for the Fund's portfolio for a given year are experiencing financial difficulty, or are out of favor in the market because of weak performance, a poor earnings forecast, negative publicity or general market cycles. The Fund's portfolio is rebalanced annually in accordance with its strategy, which may result in the elimination of better performing assets from the Fund's investments and increases in investments with relatively lower total return.

Non-Diversification Risk: The Fund is non-diversified, meaning it is likely to invest in fewer stocks than a diversified fund. The Fund may be more volatile because each stock in which it invests will have greater impact on the Fund's performance.

Borrowing Risk: The Fund borrows against its investments. Purchasing Treasury/Government securities with borrowed money is an investment technique that increases investment risk because if the securities purchased with borrowed money decline in value, the Fund's losses would be greater than if it had not. Also, the Fund will incur interest costs when it borrows money, which costs may exceed the investment returns it earns on the securities purchased with borrowed money.

Performance

The following performance information provides some indication of the risks of investing in the Hennessy Total Return Fund by showing changes in its performance from year to year and how the Fund's average annual returns compare with those of benchmark indices. The Fund's past performance (before and after taxes) is not necessarily an indication of future performance. Performance may be higher or lower in the future.

CALENDAR YEAR TOTAL RETURNS



1999	2000	2001	2002	2003	2004	2005	2006	2007
1.80%	6.86%	-0.25%	-8.69%	22.57%	2.34%	-0.11%	21.83%	2.03%

For the period shown on the bar chart, the Fund's highest quarterly return was 14.06% for the quarter ended June 30, 2003 and the lowest quarterly return was –17.60% for the quarter ended September 30, 2002.

AVERAGE ANNUAL TOTAL RETURNS

(for the periods ended December 31, 2007)

	One Year	Five Years	Since Inception (7/29/98)
Hennessy Total Return Fund			
Return before taxes	2.03%	9.27%	4.73%
Return after taxes on distributions[1]	1.65%	8.93%	4.15%
Return after taxes on distributions and sale of Fund shares[1]	1.84%	8.03%	3.81%
S&P 500[2, 4]	5.49%	12.83%	4.53%
Dow Jones Industrial Average[3, 4]	8.88%	12.24%	6.44%
90-Day U.S. Treasury security[4, 5]	4.74%	2.95%	3.52%

[1] The after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax deferred arrangements, such as 401(k) plans or individual retirement accounts. The Fund's return after taxes on distributions and sales of Fund shares may be higher than its return before taxes and after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have resulted.
[2] The S&P 500 is the Standard & Poor's Composite Index of 500 Stocks, a widely recognized unmanaged index of common stock prices.
[3] The Dow Jones Industrial Average is an unmanaged index of common stocks comprised of major industrial companies and assumes reinvestment of dividends.
[4] Reflects no deductions for fees, expenses or taxes.
[5] The 90-day U.S. Treasury security most closely approximates the treasury securities held by the Fund because the Fund purchases treasury securities having a maturity of less than one year.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES
(fees paid directly from your investment)

Maximum sales charge *(load)* imposed on purchases . . . .None
Maximum deferred sales charge *(load)* . . . . .None
Maximum sales charge *(load)* imposed
 on reinvested dividends and distributions . . . . .None
Redemption fee – 90 days[1]
 (as a percentage of amount redeemed) 1.50%
Exchange fee – 90 days[1]
 (as a percentage of amount exchanged) 1.50%

ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets)

Management Fees 0.60%
Distribution and Service *(12b-1)* Fees[2] 0.15%
Other Expenses 2.29%
  Shareholder Servicing 0.10%
  Interest Expense 1.88%
  All remaining Other Expenses 0.31%
Total Annual Fund Operating Expenses 3.04%

[1] If you exchange or redeem shares you have owned for less than 90 days, the Fund will deduct a fee of 1.50% of the amount redeemed from your redemption proceeds. This fee is payable to the Fund. The transfer agent charges a fee of $15.00 for each wire redemption.
[2] Distribution and Service (12b-1) Fees have been restated to reflect current fees.

EXAMPLE

This Example is intended to help you compare the cost of investing in this Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that you reinvest all dividends and distributions, that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on the assumptions, your costs would be:

Hennessy Total Return Fund

One Year	Three Years	Five Years	Ten Years
$307	$939	$1,596	$3,355

HENNESSY BALANCED FUND (HBFBX)

Investment Strategy

The Fund utilizes an investment strategy known as the "Dogs of the Dow," which involves purchasing the ten highest dividend-yielding stocks in the Dow Jones Industrial Average ("DJIA"). Investing professionals often consider relatively high dividend yield a signal that a stock may be undervalued with opportunity for price appreciation.

The Fund invests 50% of its assets in the ten "Dogs of the Dow" stocks, in approximately equal dollar amounts, and 50% of its assets in U.S. Treasury securities with a maturity of less than one year. By utilizing this investment strategy, the Fund attempts to achieve total return that in the long run is similar to that of the DJIA but with half the risk and volatility.

On numerous dates throughout the year, the Manager will determine the ten highest yielding common stocks in the DJIA by annualizing the last quarterly or semi-annual ordinary dividend declared on each stock and dividing the result by the market value of that stock. The Fund will then purchase those stocks in approximately equal dollar amounts until the next determination of the ten highest yielding DJIA stocks. When the Fund purchases stock, it will also purchase an approximately equal amount of U.S. Treasury securities having a remaining maturity of less than one year. U.S. Treasury securities are backed by the full faith and credit of the U.S. Treasury. Because approximately 50% of the Fund's portfolio will always consist of short-term U.S. Treasury securities, it may not perform as well in the long term as a portfolio of stocks, but will have lower volatility.

Dividend Yield

is calculated as the annual dividends paid by a company divided by the price of a share of their stock.

Neil Hennessy

was the first portfolio manager to utilize the "Dogs of the Dow" in a mutual fund format.



OBJECTIVE: *A combination of capital appreciation and current income*

The Fund holds its stock investments for one year. This includes stocks that are no longer one of the ten highest yielding stocks in the DJIA, stocks that are no longer in the DJIA and stocks received in reorganizations of companies in the DJIA. At the end of the one-year period, the Fund sells any stocks that are no longer one of the ten highest yielding stocks in the DJIA and replaces them with stocks that are. Additionally it may sell a portion of the stocks which remain in the portfolio so that the rebalanced portion of the Fund's portfolio will consist of approximately 50% U.S. Treasury securities and approximately 50% of the ten highest yielding stocks in the DJIA in approximately equal dollar amounts.

In an effort to minimize transaction costs, the Fund may accumulate funds and make purchases in larger blocks to avoid odd lot transactions. However, the Fund will not take a temporary defensive position. The Fund invests accumulated funds in money market instruments (such as U.S. Treasury securities, commercial paper, commercial paper master notes or repurchase agreements) or money market mutual funds.

When funding redemption requests, the Fund will first utilize any accumulated funds described above. If it is necessary for the Fund to sell portfolio securities to meet redemption requests, it will endeavor to obtain approximately 50% of the necessary proceeds from the sale of U.S. Treasury securities and 50% from the sale of stocks in proportion to their respective percentages of its total portfolio of stocks. Again, the Fund may vary the percentage of each issue of common stock sold to avoid odd lot transactions thereby reducing total transaction costs.

Total Return: *The return on an investment including income from dividends and interest as well as appreciation or depreciation in the price of the stock, less any expenses and fees incurred.*

The Hennessy Balanced Fund is ***no-load****, meaning there are no upfront or deferred sales charges*

Principal Risks

Although approximately 50% of the Fund's portfolio is invested in U.S. Treasury securities, there are market and investment risks associated with your investment in the Fund, as there are with any security. The value of your investment will fluctuate over time and it is possible to lose money. The principal risks of investing in the Hennessy Balanced Fund include the following:

Market Risk: The market value of a security may move up or down, and these fluctuations may cause a security to be worth more or less than the price originally paid for it. Market risk may affect a single company, industry, sector of the economy or the market as a whole.

Formula Investing Risk: The Fund will adhere to its strategy during the course of the year, subject to applicable Securities and Exchange Commission requirements and federal tax requirements relating to mutual funds, despite any adverse developments that may arise. This could result in substantial losses to the Fund, if for example, the stocks selected for the Fund's portfolio for a given year are experiencing financial difficulty, or are out of favor in the market because of weak performance, a poor earnings forecast, negative publicity or general market cycles. The Fund's portfolio is rebalanced annually in accordance with its strategy, which may result in the elimination of better performing assets from the Fund's investments and increases in investments with relatively lower total return.

Non-Diversification Risk: The Fund is non-diversified, meaning it is likely to invest in fewer stocks than a diversified fund. The Fund may be more volatile because each stock in which it invests will have greater impact on the fund's performance.

Performance

The following performance information provides some indication of the risks of investing in the Hennessy Balanced Fund by showing changes in its performance from year to year and how the Fund's average annual returns compare with those of benchmark indices. The Fund's past performance (before and after taxes) is not necessarily an indication of future performance. Performance may be higher or lower in the future.

CALENDAR YEAR TOTAL RETURNS



Year	Return
1998	7.43%
1999	1.55%
2000	4.96%
2001	0.55%
2002	-4.55%
2003	12.38%
2004	0.20%
2005	-2.08%
2006	16.03%
2007	2.65%

For the period shown on the bar chart, the Fund's highest quarterly return was 8.59% for the quarter ended June 30, 2003 and the lowest quarterly return was –10.75% for the quarter ended September 30, 2002.

AVERAGE ANNUAL TOTAL RETURNS
(for the periods ended December 31, 2007)

	One Year	Five Years	Ten Years	Since Inception (3/8/96)
Hennessy Balanced Fund				
Return before taxes	2.65%	5.60%	3.74%	5.09%
Return after taxes on distributions[1]	1.25%	4.99%	2.71%	4.05%
Return after taxes on distributions and sale of Fund shares[1]	3.11%	4.69%	2.76%	3.94%
S&P 500[2, 4]	5.49%	12.83%	5.91%	9.17%
Dow Jones Industrial Average[3, 4]	8.88%	12.24%	7.43%	9.94%
90-Day U.S. Treasury security[4, 5]	4.74%	2.95%	3.62%	3.84%

[1] The after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax deferred arrangements, such as 401(k) plans or individual retirement accounts. The Fund's return after taxes on distributions and sales of Fund shares may be higher than its return before taxes and after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have resulted.
[2] The S&P 500 is the Standard & Poor's Composite Index of 500 Stocks, a widely recognized unmanaged index of common stock prices.
[3] The Dow Jones Industrial Average is an unmanaged index of common stocks comprised of major industrial companies and assumes reinvestment of dividends.
[4] Reflects no deductions for fees, expenses or taxes.
[5] The 90-day U.S. Treasury security most closely approximates the treasury securities held by the Fund because the Fund purchases treasury securities having a maturity of less than one year.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES
(fees paid directly from your investment)

Maximum sales charge *(load)* imposed on purchases	None
Maximum deferred sales charge *(load)*	None
Maximum sales charge *(load)* imposed on reinvested dividends and distributions	None
Redemption fee – 90 days[1] *(as a percentage of amount redeemed)*	1.50%
Exchange fee – 90 days[1] *(as a percentage of amount exchanged)*	1.50%

ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets)

Management Fees	0.60%
Distribution and Service *(12b-1)* Fees[2]	0.15%
Other Expenses	0.61%
Shareholder Servicing	0.10%
All remaining Other Expenses	0.51%
Total Annual Fund Operating Expenses	1.36%

[1] If you exchange or redeem shares you have owned for less than 90 days, the Fund will deduct a fee of 1.50% of the amount redeemed from your redemption proceeds. This fee is payable to the Fund. The transfer agent charges a fee of $15.00 for each wire redemption.
[2] Distribution and Service (12b-1) Fees have been restated to reflect current fees.

EXAMPLE

This Example is intended to help you compare the cost of investing in this Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that you reinvest all dividends and distributions, that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on the assumptions, your costs would be:

Hennessy Balanced Fund

One Year	Three Years	Five Years	Ten Years
$138	$431	$745	$1,635

ADDITIONAL INVESTMENT INFORMATION

In order to provide a degree of flexibility, each Fund may change its investment objective without obtaining shareholder approval. An investment objective is not a guarantee. None of the Funds take temporary defensive positions. The Statement of Additional Information for the Funds, which is incorporated by reference into this Prospectus, contains a description of the Funds' policies and procedures respecting disclosure of their portfolio holdings.

HISTORICAL PERFORMANCE
of The Hennessy Funds' Strategies & Formulas

The following charts compare the total return of each of the Hennessy Funds' Strategies and Formulas with the returns of their respective benchmark index for each of the last ten years. The strategies employed by the Cornerstone Growth Fund, Cornerstone Growth Fund, Series II, Cornerstone Value Fund and the Focus 30 Fund are each compared to the Standard & Poor's 500 Composite Stock Price (the "S&P 500"), and the strategies employed by the Total Return Fund and Balanced Fund are each compared to the Dow Jones Industrial Average and the 90-day U.S. Treasury Security. For the Cornerstone Growth Fund, Series II, Focus 30 Fund and Total Return Fund, the performance is that of a hypothetical portfolio managed in accordance with the dictates of the applicable strategy for the historical periods indicated and the actual performance of the Funds since their inception. For the historical periods, the strategy employed by the Cornerstone Growth Fund, Series II assumes a June 30 rebalance date, the strategy employed by the Focus 30 Fund assumes a September 30 rebalance date, and the strategy employed by the Total Return Fund assumes a December 31 rebalance date. For the Cornerstone Growth Fund, Cornerstone Value Fund and Balanced Fund the performance is the actual performance of these Funds.

The hypothetical returns have been developed and tested by the Manager, but have not been verified by any third party and are unaudited. The performance information is based on data supplied by the Manager or from statistical services, reports or other sources which the Manager believes are reliable.

Actual performance of a Fund may differ from the performance of the hypothetical portfolio for the following reasons: the Fund may not be fully invested at all times; not all stocks in the Fund's portfolio may be weighted equally at all times due to appreciation or depreciation in a stock's value; purchases and sales of stocks for the Fund's portfolio are likely to occur between annual rebalancing dates due to cash inflows and outflows (from purchases and redemptions of Fund shares) during the year; the actual rebalancing dates vary slightly from year to year; in managing the Funds, Hennessy Advisors, Inc. may make limited modifications to the strategies or formulas as necessary to comply with federal tax laws; and the returns of the portfolio do not reflect the fees, commission costs or expenses borne by the Fund. The performance of the hypothetical portfolios would have been lower if the fees, commission costs and expenses had been deducted. The actual performance shown (since inception) is net of fees and expenses.

For the hypothetical portfolios, returns do not represent actual trading or reflect the impact that material economic and market factors might have had on the Manager's decision-making under actual circumstances. However, except as described above, the Manager can presently foresee no circumstance that would cause deviation from the Strategies and Formulas in managing the Funds. The returns set forth below reflect reinvestment of dividends and other earnings. All returns shown reflect reinvestment of dividends and other earnings. Past performance, hypothetical or actual, does not guarantee future results. Average annual return represents the annual rate, which, if earned each year in a multiple year period, would produce the cumulative rate of return over that period.

HENNESSY CORNERSTONE GROWTH FUND[1]

	1998*	1999*	2000*	2001*	2002*	2003*	2004*	2005*	2006*	2007*	Total*
Cornerstone Growth	3.67%	37.72%	5.30%	12.15%	-4.71%	45.82%	16.65%	11.96%	10.42%	-2.18%	136.80%
S&P 500 Index	28.58%	21.04%	-9.10%	-11.89%	-22.10%	28.68%	10.88%	4.91%	15.80%	5.49%	72.29%





Standard Deviation measures an investment's volatility or "risk." The greater the standard deviation, the more variable the rate of return.

■ Cornerstone Growth Fund
■ S&P 500 Index

HENNESSY CORNERSTONE GROWTH FUND, SERIES II[1]

	1998	1999	2000	2001	2002	2003	2004	2005**	2006*	2007*	Total
Cornerstone Growth, Series II	6.11%	28.26%	14.51%	4.43%	-14.99%	88.84%	18.36%	16.70%	5.23%	-6.45%	161.00%
S&P 500 Index	28.58%	21.04%	-9.10%	-11.89%	-22.10%	28.68%	10.88%	4.91%	15.80%	5.49%	72.29%





Standard Deviation measures an investment's volatility or "risk." The greater the standard deviation, the more variable the rate of return.

■ Cornerstone Growth Fund, Series II
■ S&P 500 Index

---

[1] The hypothetical performance for the Cornerstone Growth, Series II Strategy assumes a June 30 rebalance date. The actual performance of the Hennessy Cornerstone Growth Fund differs from that of the Hennessy Cornerstone Growth Fund, Series II primarily because the Hennessy Cornerstone Growth Fund rebalances during the winter, and the Hennessy Cornerstone Growth Fund Series II rebalances during the summer.

 * Actual returns of Fund, net of fees and expenses.

 ** For the period from January 1, 2005 through June 30, 2005, returns are hypothetical. For the period from July 1, 2005 through December 31, 2005, returns are based on actual Fund performance.

ADDITIONAL INFORMATION – HISTORICAL PERFORMANCE

HENNESSY FOCUS 30 FUND[1]



	1998	1999	2000	2001	2002	2003**	2004*	2005*	2006*	2007*	Total
Focus 30 Fund	22.72%	4.44%	18.20%	6.01%	7.89%	37.83%	14.10%	32.74%	11.91%	6.69%	162.55%
S&P 500 Index	28.58%	21.04%	-9.10%	-11.89%	-22.10%	28.68%	10.88%	4.91%	15.80%	5.49%	72.29%



GROWTH OF $10,000

$43,193
$17,755

STANDARD DEVIATION



11.01%   16.41%

Standard Deviation measures an investment's volatility or "risk." The greater the standard deviation, the more variable the rate of return.

■ Focus 30 Fund
■ S&P 500 Index

AVERAGE ANNUAL RETURN

	1-Year	3-Year	5-Year	10-Year
Focus 30 Fund	6.69%	16.59%	20.04%	15.76%
S&P 500 Index	5.49%	8.62%	12.83%	5.91%

HENNESSY CORNERSTONE VALUE FUND



	1998*	1999*	2000*	2001*	2002*	2003*	2004*	2005*	2006*	2007*	Total*
Cornerstone Value	6.59%	6.01%	8.77%	6.60%	-16.03%	28.39%	11.67%	1.91%	20.14%	0.59%	74.64%
S&P 500 Index	28.58%	21.04%	-9.10%	-11.89%	-22.10%	28.68%	10.88%	4.91%	15.80%	5.49%	72.29%

GROWTH OF $10,000

$19,426
$17,755

STANDARD DEVIATION



11.19%   16.41%

Standard Deviation measures an investment's volatility or "risk." The greater the standard deviation, the more variable the rate of return.

■ Cornerstone Value Fund
■ S&P 500 Index

AVERAGE ANNUAL RETURN



	1-Year	3-Year	5-Year	10-Year
Cornerstone Value Fund	0.59%	7.19%	12.04%	6.87%
S&P 500 Index	5.49%	8.62%	12.83%	5.91%

[1] The hypothetical performance for the Hennessy Focus 30 Strategy assumes a September 30 rebalance date.

* Actual returns of Fund, net of fees and expenses.

** For the period January 1, 2003 through September 16, 2003, returns are hypothetical. For the period September 17, 2003 through December 31, 2003, returns are based on actual Fund performance.

(8 0 0) 9 6 6 - 4 3 5 4

HENNESSY TOTAL RETURN FUND[1]

	1998	1999*	2000*	2001*	2002*	2003*	2004*	2005*	2006*	2007*	Total
Total Return Fund	9.20%	1.80%	6.86%	-0.25%	-8.69%	22.57%	2.34%	-0.11%	21.83%	2.03%	57.58%
DJIA Index	18.13%	27.21%	-4.85%	-5.43%	-15.01%	28.28%	5.31%	1.72%	19.05%	8.88%	83.29%
90-Day U.S. Treasury Security	5.06%	4.74%	5.96%	4.09%	1.70%	1.07%	1.24%	3.00%	4.76%	4.74%	36.36%



GROWTH OF $10,000



STANDARD DEVIATION

Standard Deviation measures an investment's volatility or "risk." The greater the standard deviation, the more variable the rate of return.



AVERAGE ANNUAL RETURN

- Total Return Fund
- DJIA Index
- 90-day U.S. Treasury Security

HENNESSY BALANCED FUND

	1998*	1999*	2000*	2001*	2002*	2003*	2004*	2005*	2006*	2007*	Total*
Balanced Fund	7.43%	1.55%	4.96%	0.55%	-4.55%	12.38%	0.20%	-2.08%	16.03%	2.65%	39.12%
DJIA Index	18.13%	27.21%	-4.85%	-5.43%	-15.01%	28.28%	5.31%	1.72%	19.05%	8.88%	83.29%
90-Day U.S. Treasury Security	5.06%	4.74%	5.96%	4.09%	1.70%	1.07%	1.24%	3.00%	4.76%	4.74%	36.36%



GROWTH OF $10,000



STANDARD DEVIATION

Standard Deviation measures an investment's volatility or "risk." The greater the standard deviation, the more variable the rate of return.



AVERAGE ANNUAL RETURN

- Balanced Fund
- DJIA Index
- 90-day U.S. Treasury Security

[1] The hypothetical performance for the Hennessy Total Return Strategy assumes a December 31 rebalance date.
* Actual returns of Fund, net of fees and expenses.

MANAGEMENT OF THE FUNDS

Investment Advisor

Hennessy Advisors, Inc. is the investment manager of each of the Hennessy Funds. The Manager's address is 7250 Redwood Blvd., Suite 200, Novato, CA 94945.

The Manager has been providing investment advisory services since 1989. The Manager furnishes each Fund with office space and certain administrative services and provides most personnel needed by the Funds.

Neil J. Hennessy is primarily responsible for day-to-day management of the portfolio of each Fund and for developing and executing each Fund's investment program. Mr. Hennessy is committed to the Strategy Indexing® and formula-based investing programs utilized by the Funds. Mr. Hennessy has been the President and a Director of the Manager, a registered investment advisor, since its organization in 1989.

The Statement of Additional Information for the Hennessy Funds, which is incorporated by reference into this Prospectus, provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager and the portfolio manager's ownership of securities in the Hennessy Funds.

Management Fee

For its services, each Fund pays the Manager a monthly management fee based upon its average daily net assets. As of the fiscal year ended October 31, 2007, the Funds paid advisory fees as follows:

FUND	ADVISORY FEE
Hennessy Cornerstone Growth Fund	0.74%
Hennessy Cornerstone Growth Fund, Series II	0.74%
Hennessy Focus 30 Fund	0.74%
Hennessy Cornerstone Value Fund	0.74%
Hennessy Total Return Fund	0.60%
Hennessy Balanced Fund	0.60%

A discussion regarding the basis for the Board of Directors approving the investment advisory agreements with the Manager is available in the semi-annual report of the Hennessy Funds to shareholders for the most recent period ended April 30.

Distribution Fee

The Hennessy Total Return Fund and Hennessy Balanced Fund have adopted a distribution plan pursuant to Rule 12b-1 under the Investment Company Act. This Plan allows these two Funds to use up to 0.25% of their average daily net assets to pay sales, distribution and other fees for the sale of their shares and for services provided to investors. Currently, the Board of Directors of The Hennessy Funds, Inc. has approved the payment of up to 0.15% of each of these Fund's average daily net assets as a Rule 12b-1 fee. Because these fees are paid out of a Fund's assets, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder Servicing Agreement

Each of the Funds has entered into a Shareholder Servicing Agreement with the Manager. The Servicing Agreement provides that the Manager will provide administrative support services to the Funds consisting of:

- maintaining an "800" number that current shareholders may call to ask questions about the Funds or their accounts with the Funds;
- assisting shareholders in processing exchange and redemption requests;
- assisting shareholders in changing dividend options, account designations and addresses;
- responding generally to questions of shareholders; and
- providing such other similar services as the Funds may request.

For such services, the Funds each pay an annual service fee to the Manager equal to 0.10% of its average daily net assets.

Payments to Financial Intermediaries

The Advisor may pay additional compensation (at its own expense and not as an expense of the Funds) to certain brokers, dealers or other financial intermediaries in connection with the sale or retention of Fund shares and/or shareholder servicing. These payments may be made to intermediaries that provide shareholder servicing and marketing support. You should ask your financial intermediary for more details about any such payments it receives. Notwithstanding the payments described above, the Advisor is prohibited from considering a broker-dealer's sale of Fund shares in selecting such broker-dealer for the execution of Fund portfolio transactions, except as may be specifically permitted by law.

SHAREHOLDER INFORMATION

Pricing of Fund Shares

The price you will pay to buy Fund shares or the amount you will receive when you sell your Fund shares is called the net asset value ("NAV"). This is calculated by dividing each Fund's assets, minus its liabilities, by the number of shares outstanding. The NAV of each Fund's shares is normally determined as of the close of regular trading on the New York Stock Exchange ("NYSE"), which is normally 4:00 P.M. Eastern time/1:00 P.M. Pacific time. Fund shares will not be priced on days that the NYSE is closed for trading (including certain U.S. holidays). Each Fund calculates its NAV based on the market prices of the securities (other than money market instruments) it holds. Each Fund values most money market instruments it holds at their amortized cost.

If market quotations are not available, a Fund will value securities at their fair value pursuant to the procedures established by and under the supervision of the Board of Directors. The fair value of a security is the amount which the Fund might reasonably expect to receive upon a current sale. The fair value of a security may differ from the last quoted price and the Fund may not be able to sell a security at the fair value. Market quotations may not be available, for example, if trading in particular securities was halted during the day and not resumed prior to the close of trading on the NYSE.

Each Fund will process purchase and redemption orders received by U.S. Bancorp Fund Services, LLC (the "Transfer Agent") prior to the close of regular trading on a day that the NYSE is open at the NAV determined later that day. It will process purchase and redemption orders that it receives after the close of regular trading at the NAV determined at the close of regular trading on the next day the NYSE is open. If an investor sends a purchase or redemption request to the Funds' corporate address, instead of to its Transfer Agent, the Funds will forward it as promptly as practicable to the Transfer Agent, and the effective date of the purchase or redemption request will be delayed until the purchase or redemption request is received by the Transfer Agent.

Account Minimum Investments

The minimum initial investment in a Fund is $2,500 for regular accounts and $250 for Individual Retirement Accounts ("IRA"). For corporate sponsored retirement plans, there is no minimum initial investment. There is a $100 subsequent investment requirement for all of the Funds. A $100 minimum exists for each additional investment made through the Automatic Investment Plan for all Funds. The Funds may waive the minimum investment requirements from time to time. Investors purchasing the Funds through financial intermediaries' asset based fee programs may have the above minimum investments waived by their intermediary since the intermediary, rather than the Funds, absorbs the increased costs of small purchases.

The Hennessy Cornerstone Growth, Hennessy Cornerstone Growth, Series II, Hennessy Focus 30 and Hennessy Cornerstone Value Funds each offer an Institutional Class share, and the minimum investment in each is $250,000. Detailed information about the Hennessy Funds Institutional Class shares is included in a separate prospectus, which is available by calling 1-800-966-4354, or 415-899-1555.

Market Timing Policy

Frequent purchases and redemptions of a Fund's shares by a shareholder may harm other shareholders of that Fund by interfering with efficient management of the Fund's portfolio, increasing brokerage and administrative costs, and potentially diluting the value of their shares. Accordingly, the Board of Directors discourages frequent purchases and redemptions of shares of the Funds by:

- Reserving the right to reject any purchase order for any reason or no reason, including purchase orders from potential investors that the Funds believe

---

FOR QUESTIONS PLEASE CALL

The Hennessy Funds
1-800-966-4354 or
1-415-899-1555
10 A.M. - 7 P.M. Eastern Time
7 A.M. - 4 P.M. Pacific Time

US Bank, Transfer Agent for the Funds
1-800-261-6950 or
1-414-765-4124
9 A.M. - 8 P.M. Eastern Time
6 A.M. - 5 P.M. Pacific Time

might engage in frequent purchases and redemptions of shares of the Funds.

- Imposing a 1.50% redemption fee on redemptions and exchanges that occur within 90 days of the share purchase.

The redemption fee applies to all investors including those in traditional and Roth IRA's. However, the redemption fee does not apply to shares held in 401(k), 403(b), 457, Keogh, profit sharing, SIMPLE IRA, SEP-IRA and money purchase pension retirement plan accounts. Except for shares held by the aforementioned retirement plans, the redemption fee applies to shares held in omnibus accounts at intermediaries, such as broker-dealers and third party administrators. The Funds rely on these intermediaries to determine when a redemption occurs within 90 days of purchase. The right to reject a purchase order applies to any order, including an order placed from an omnibus account. Although the Funds have taken steps to discourage frequent purchases and redemptions of Fund shares, they cannot guarantee that such trading will not occur.

Telephone Privileges

The Hennessy Funds offer the ability to redeem or exchange shares or purchase additional shares via telephone. If you do not wish to have these telephone privileges on your account, please decline this option in the Account Application. Otherwise, the telephone privileges will be available on your account.

How To Purchase Shares

Shares of the Funds have not been registered for sale outside of the United States. The Funds do not sell shares to non United States citizens. United States citizens living abroad may purchase shares of the Funds only if they have a social security number and a physical address (not a P.O. box) within the United States. The only exception is for United States military with an APO or FPO address.

You may purchase shares of the Funds by check or wire. The Funds will not accept payment in cash or money orders. All purchases must be in U.S. dollars, and all checks must be drawn on U.S. banks. In addition, cashiers checks in the amounts of less than $10,000 will not be accepted. To prevent check fraud, the Funds will not accept third party checks, Treasury checks, credit card checks, traveler's checks or starter checks for the purchase of shares. In addition, the Funds cannot accept post dated checks, post dated on-line bill pay checks, or any conditional order or payment.

The Funds will not issue certificates evidencing shares purchased. Instead, the Funds will send investors a written confirmation for all purchases of shares. Shares of the Funds

have not been registered for sale outside of the United States. The Funds reserve the right to reject any purchase in whole or in part.

In compliance with the USA Patriot Act of 2001, please note that the Transfer Agent will verify certain information on your Account Application as part of the Funds' Anti-Money Laundering Compliance Program. As requested on the application, you should supply your full name, date of birth, social security number and permanent street address. Permanent addresses containing a P.O. Box will not be accepted, although an alternate mailing address including a P.O. Box may be established. Please contact the Hennessy Funds at 1-800-966-4354 or 1-415-899-1555 if you need additional assistance when completing your application. If we do not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Hennessy Funds reserve the right to close the account within five business days if clarifying information/documentation is not received.

HOW DO I PURCHASE SHARES BY CHECK?

If you are making an initial investment in a Fund, simply complete the appropriate Account Application and mail it with a check, made payable to "Hennessy Funds," to:

For regular mail delivery:	**For overnight delivery:**
Hennessy Funds	Hennessy Funds
c/o U.S. Bancorp Fund Services	c/o U.S. Bancorp Fund Services
P.O. Box 701	615 East Michigan St., 3rd Floor
Milwaukee, WI 53201-0701	Milwaukee, WI 53202-5207

The Hennessy Funds do not consider the U.S. Postal Service or other independent delivery services to be their agents. Therefore, deposit in the mail or with such services or receipt at the U.S. Bancorp Fund Services, LLC post office box of purchase applications or redemption requests does not constitute receipt by the Transfer Agent.

Subsequent investments must be accompanied by a letter indicating the name(s) in which the account is registered and the account number or by the remittance portion of the account statement and returned to one of the above addresses.

The Transfer Agent will charge a $25.00 fee against a shareholder's account in addition to any loss sustained by a Fund for any payment, check or electronic funds transfer returned to the Transfer Agent.

HOW DO I PURCHASE SHARES BY WIRE?

A completed Account Application must be sent to the Transfer Agent by U.S. mail or overnight courier to one of the addresses listed above prior to wiring funds. If you are making an initial investment in a Fund, please contact the Transfer Agent at 1-800-261-6950 or 1-414-765-4124 between 9:00 A.M. and 8:00 P.M Eastern time/6:00 A.M. and 5:00 P.M. Pacific time, on a day when the NYSE is open for trading to make arrangements with a service representative to submit your completed application via mail, overnight delivery or fax. Upon receipt of your application, your account will be established and a service representative will contact you within 24 hours to provide an account number and wiring instructions. If you are making a subsequent purchase, prior to wiring funds, you should be sure to notify the Transfer Agent. U.S. Bank must receive wired funds prior to the close of regular trading on the NYSE (4:00 P.M. Eastern time/1:00 P.M. Pacific time) to receive same day pricing. Wired funds received after that time will be processed the following day with the following day's pricing. The Funds are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system.

All wires should specify the name of the Fund, the name(s) in which the account is registered, the account number and the amount being wired. It is essential that your bank include complete information about your account in all wire instructions. Your bank may charge you a fee for sending a wire to the Funds.

To ensure prompt and accurate credit upon receipt of your wire, your bank should transmit immediately available funds by wire in your name to:

Hennessy Funds
c/o U.S. Bank, N.A.   Credit: U.S. Bancorp Fund Services LLC
777 E. Wisconsin Ave.   Account Number: 112-952-137
Milwaukee, WI 53202   Further Credit: Mutual fund name, shareholder
ABA# 075000022   name and account number

CAN I PURCHASE SHARES THROUGH BROKER-DEALERS?

You may buy, sell and exchange shares of the Funds through certain brokers (and their agents) that have made arrangements with the Funds to sell their shares. When you place your order with such a broker or its authorized agent, your order is treated as if you had placed it directly with the Transfer Agent, and you will pay or receive the next price calculated by the Funds. The broker (or its agent) holds your shares in an omnibus account in the broker's (or its agent's) name, and the broker (or its agent) maintains your individual ownership records. The Manager may pay the broker (or its agent) for maintaining these records as well as providing other shareholder services. The broker (or its agent) may charge you a fee for handling your order. The broker (or its agent) is responsible for processing your order correctly and promptly, keeping you advised regarding the status of your individual account, confirming your transactions and ensuring that you receive copies of the Funds' prospectus.

To inquire about an agreement, broker-dealers should call the Funds at 1-800-966-4354 or 1-415-899-1555.

TELEPHONE PURCHASE

You may purchase additional shares of the Hennessy Funds by calling 1-800-261-6950 or 1-414-765-4124. Unless you have elected to decline telephone privileges on your Account Application, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. You must have banking information established on your account prior to making a purchase. Each telephone purchase must be in the amount of $100 or more. If your order is received prior to the close of trading on the NYSE, your shares will be purchased at the net asset value calculated on that date.

Automatic Investment Plan

For your convenience, each Fund offers an Automatic Investment Plan. This plan allows money to be moved from the shareholder's bank account to the shareholder's Fund account on a systematic schedule (e.g., monthly, bimonthly, quarterly or annually) that the shareholder selects. After your initial investment in a Fund, you may authorize that Fund to withdraw amounts of $100 or more.

If you wish to enroll in this plan, complete the appropriate section on the initial Account Application, or complete the Automatic Investment Plan Application. You may call the Fund at 1-800-966-4354 or 1-415-899-1555 and request an application, or the application can be found at www.hennessyfunds.com. Signed applications should be received by the Transfer Agent at least 15 business days prior to your initial transaction. The Transfer Agent will charge you a $25 fee if the automatic investment cannot be made due to insufficient funds, stop payment or for any other reason. The Funds may terminate or modify this privilege at any time. Any request to change or terminate an Automatic Investment Plan should be submitted to the Transfer Agent by telephone at 1-800-261-6950 or 1-414-765-4124 or in written form five days prior to the effective date.

Retirement Plans

You may invest in the Funds under the following retirement plans:

- Coverdell Education Savings Account
- Traditional IRA
- Roth IRA
- SEP-IRA for sole proprietors, partnerships and corporations
- SIMPLE-IRA

The Hennessy Funds recommend that investors consult with a financial and/or tax advisor regarding IRAs before investing in them. The annual IRA maintenance fee is $15 (capped at $30 per social security number). The fee for a transfer, distribution or recharacterization of an IRA is $25 per transaction. Complete details on fees are outlined in Our Individual Retirement Account & Coverdell Education Savings Account Disclosure Statement.

How To Sell Shares

You may sell (redeem) your Fund shares on any day the Funds and the NYSE are open for business either directly through the Funds or through your investment representative. Redemptions that are received no later than 4:00 P.M. Eastern time/1:00 P.M. Pacific time will be priced and processed as of the close of business on that day. Requests received after that time will be processed as of the close of business on the next business day.

HOW DO I SELL SHARES BY MAIL?

You may redeem your shares by sending a written request to the Transfer Agent. After your request is received in "good order," the Fund will redeem your shares at the next NAV. To be in "good order," redemption requests must include the following: (i) the name of your Fund account; (ii) the account number; (iii) the number of Fund shares or the dollar value of Fund shares to be redeemed; (iv) any signature guarantees that are required; and (v) any additional documents that might be required for redemptions by corporations, executors, administrators, trustees, guardians or other similar shareholders. In addition, please specify whether proceeds are to be sent by mail, wire or electronic funds transfer through the Automated Clearing House (ACH) network to the bank account that you have designated on your Account Application. To add wire instructions to an account at the time of the redemption, a signature guarantee is required. The letter should be signed by all shareholders whose names appear on the account registration. Corporate and institutional investors and fiduciaries should contact the Transfer Agent to ascertain what additional documentation is required. Please see the following section "When are signature guarantees required?"

HOW DO I SELL SHARES BY TELEPHONE?

Unless you have declined telephone privileges on your account, you may redeem all or some of your shares, up to a maximum of $100,000, by calling the Transfer Agent at 1-800-261-6950 or 1-414-765-4124 between 9:00 A.M. and 8:00 P.M. Eastern time/6:00 A.M. and 5:00 P.M. Pacific time, on a day when the NYSE is open for trading. Redemption requests received no later than 4:00 P.M. Eastern time/1:00 P.M. Pacific time will be priced and processed as of the close

of business on that day. Requests received after that time will be processed as of the close of business on the next business day. Telephone redemptions will not be accepted for retirement accounts.

When you establish telephone privileges, you are authorizing the Funds and the Transfer Agent to act upon the telephone instructions of the person or persons you have designated in your Account Application. Redemption proceeds will be transferred to the bank account you have designated on your Account Application.

Before acting on instructions received by telephone, the Funds and the Transfer Agent will use reasonable procedures to confirm that the telephone instructions are genuine. These procedures may include recording the telephone call and asking the caller for a form of personal identification. If the Funds and the Transfer Agent follow these reasonable procedures, they will not be liable for any loss, expense, or cost arising out of any telephone transaction request that is reasonably believed to be genuine. This includes any fraudulent or unauthorized request. The Funds may change, modify or terminate these privileges at any time upon written notice to shareholders. The Funds may suspend temporarily the redemption privilege in emergency situations or in cases where, in the judgment of the Funds, continuation of the privilege would be detrimental to the Funds and their shareholders. Such temporary suspension can be without prior notification to shareholders.

You may request telephone redemption privileges after your account is opened by writing to the Transfer Agent at one of the addresses set forth under "How Do I Purchase Shares by Check?" above. Your written request for telephone privileges must include the Fund name and account number and must be signed by the registered owner(s) of the account. A signature guarantee may also be required. Please contact the Transfer Agent at 1-800-261-6950 before sending your instruction.

You may have difficulties in making a telephone redemption during periods of abnormal market activity. If this occurs, you may make your redemption request in writing.

WHEN ARE SIGNATURE GUARANTEES REQUIRED?

To protect the Funds and their shareholders, a signature guarantee is required in the following situations:

- The redemption request includes a change of address, or a change of address request was received by the Transfer Agent within the last 30 days;
- The redemption proceeds are to be sent to a person, address or bank account not on record;
- IRA transfer;

- When establishing or modifying certain services on the account;
- Account ownership is changed;
- The redemption request is over $100,000.

In addition to the situations described above, the Funds and/or the Transfer Agent may require a signature guarantee in other instances based on the circumstances relative to the particular situation.

Signature guarantees will generally be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program and the Securities Transfer Agents Medallion Program ("STAMP"). **A notarized signature is not an acceptable substitute for a signature guarantee.**

The Funds may waive the signature guarantee for employees and affiliates of the Manager, the Distributor (as defined below), the Administrator (as defined below) and family members of the foregoing.

WHEN WILL I RECEIVE MY REDEMPTION PROCEEDS?
Payment of your redemption proceeds will be made promptly, but not later than seven days after the receipt of your written request in proper form as discussed in this Prospectus. If you did not purchase your shares by wire, the Funds may delay payment of your redemption proceeds for up to 15 days from date of purchase or until your check has cleared, whichever occurs first.

If you redeem by phone, payment will usually be made on the next business day. You may have a check sent to you at your address of record, proceeds may be wired to your predetermined bank account, or funds may be sent via electronic funds transfer through the Automated Clearing House (ACH) network to the pre-determined bank account. The minimum amount that may be wired is $1,000. You will be charged a wire transfer fee of $15. This fee will be deducted from your redemption proceeds for a complete redemption, or deducted from your remaining balance for a partial redemption, and paid to the Transfer Agent to cover costs associated with the transfer. In addition, your bank may charge a fee for receiving wires. There is no charge to receive redemption proceeds via the ACH network, however credit may not be available for 2-3 business days.

Each Fund has the right to pay redemption proceeds to you in whole or in part by a distribution of securities from the Fund's portfolio. It is not expected that the Funds would do so except in unusual circumstances. If

any Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash.

WHEN WILL I PAY A REDEMPTION FEE?
Each Fund will assess a 1.50% fee on redemptions and exchanges of Fund shares purchased and held for less than 90 days. This fee will be paid to the Fund to help offset transactions costs. In determining the 90-day holding period, the Funds will use the "first-in, first-out" method. Under this method, the date of redemption or exchange will be compared with the earliest purchase date of shares held in your account. If those shares were held for less than 90 days, the fee will be assessed. This fee does not apply to: (i) any shares purchased through reinvested dividends or capital gains or (ii) shares held in 401(k), 403(b), 457, Keogh, profit sharing, SIMPLE IRA, SEP-IRA and money purchase pension retirement plan accounts. The redemption fee applies to Traditional IRAs and Roth IRAs.

CAN MY ACCOUNT BE INVOLUNTARILY REDEEMED?
The Funds may redeem the shares in your account if the value of your account is less than $2,500 for three months or longer as a result of redemptions you have made. This does not apply to retirement plan or Uniform Gifts or Transfers to Minors Act accounts. You will be notified that the value of your account is less than $2,500 before the Funds make an involuntary redemption. You will then have 60 days in which to make an additional investment to bring the value of your account to at least $2,500 before the Funds take any action.

How To Exchange Shares

You may exchange shares of any Hennessy Fund for shares of any other Hennessy Fund any day the Funds and the NYSE are open for business. Exchange requests received no later than 4:00 P.M. Eastern time/1:00 P.M. Pacific time will be priced and processed as of the close of business on that day. Requests received after that time will be processed as of the close of business on the next business day. Please keep in mind the minimum investment of $2,500 for Original Class shares and $250,000 for Institutional Class shares when determining the number of shares you want to exchange. Prior to making an exchange into any other Hennessy Fund, you should obtain and carefully read that Fund's prospectus.

You may also exchange shares of any Fund for shares of the First American Prime Obligations Fund, a money market mutual fund not affiliated with the Hennessy Funds or the Manager. The exchange privilege does not constitute an offering or recommendation on the part of the Funds or the Manager of an investment in the First American Prime Obligations Fund. Prior to making an exchange into the First American Prime Obligations Fund, you should obtain and carefully read that fund's prospectus, which may be obtained by calling 1-800-966-4354 or 1-415-899-1555. If you exchange your Fund shares into shares of the First American Prime Obligations Fund, you may establish checkwriting privileges on that money market account. Contact the Transfer Agent at 1-800-261-6950 or 1-414-765-4124 for a checkwriting application and signature card.

The Funds reserve the right on notice to shareholders to limit the number of exchanges that can be made in any year to avoid excess Fund expenses. The Funds reserve the right to reject any exchange order. The Funds may modify or terminate the exchange privilege upon written notice to shareholders. Each Fund may suspend temporarily the exchange privilege in emergency situations or in cases where, in the judgment of the Fund, continuation of the privilege would be detrimental to the Fund and its shareholders. Such temporary suspension can be without prior notification to shareholders. Exchanges of Fund shares purchased and held for less than 90 days will be assessed a 1.50% fee (see "When Will I Pay a Redemption Fee" in the "How To Sell Shares" section above for more details). You may have a taxable gain or loss as a result of an exchange because the Internal Revenue Code treats an exchange as a sale of shares.

HOW DO I EXCHANGE SHARES BY MAIL?

You may exchange your Fund shares simply by sending a written request to the Transfer Agent. You should give the name of your Fund account, account number, the number of Fund shares or the dollar value of Fund shares to be exchanged, and the name of the other fund into which the exchange is being made. If you have an existing account with the other fund, you should also give the name and account number for that fund. The letter should be signed by all shareholders whose names appear on the account registration.

HOW DO I EXCHANGE SHARES BY TELEPHONE?

Unless you have declined telephone privileges on your Account Application, you may also exchange Fund shares by calling the Transfer Agent at 1-800-261-6950 or 1-414-765-4124 before the close of regular trading on the NYSE, which presently is 4:00 P.M. Eastern time/1:00 P.M. Pacific time. If you are exchanging shares by telephone, you will be subject to certain identification procedures, which are listed below under "How Do I Sell Shares by Telephone?". Telephone requests for exchanges will not be accepted with respect to shares represented by certificates.

Systematic Cash Withdrawal Program

As another convenience, you may redeem your Fund shares through the Systematic Cash Withdrawal Program. If you elect this method of redemption, the Fund will send you a check, or you may have the proceeds sent directly to your designated bank account via electronic funds transfer through the Automated Clearing House (ACH) network. The minimum payment amount is $100. You may choose to receive a payment each month or calendar quarter. Your Fund account must have a value of at least $10,000 in order to participate in this program. The Systematic Cash Withdrawal Program may be terminated at any time by the Funds. You may also elect to terminate your participation in this program at any time by writing to the Transfer Agent five days prior to the next payment.

A withdrawal involves a redemption of shares and may result in a gain or loss for federal income tax purposes. In addition, if the amount withdrawn exceeds the dividends credited to your account, the account ultimately may be depleted.

Dividends, Distributions & Taxes

The Hennessy Cornerstone Growth, Hennessy Cornerstone Growth Fund, Series II, Focus 30 and Cornerstone Value Funds will make distributions of dividends and capital gains, if any, annually, usually in November or December of each year. The Hennessy Total Return and Balanced Funds will make distributions of dividends and net investment income quarterly, usually in March, June, September and December, and will make distributions of capital gains annually, usually in November and December of each year.

You have three distribution options:
- Automatic Reinvestment Option – Both dividend and capital gains distributions will be reinvested in additional Fund shares.
- Cash Dividend Option – Your dividends will be paid in cash and your capital gains distributions will be reinvested in additional Fund shares.
- All Cash Option – Both dividend and capital gains distributions will be paid in cash.

If you elect to receive distributions and or capital gains paid in cash, and the U.S. Postal Service cannot deliver the check, or if a check remains outstanding for six months, the Funds reserve the right to reinvest the distribution check in your account, at the current NAV of the applicable fund, and to reinvest all subsequent distributions.

You may make this election on the Account Application. You may change your election by writing to the Transfer Agent or by calling 1-800-261-6950 or 1-414-765-4124.

Each Fund's distributions, whether received in cash or additional shares of the Fund, may be subject to federal and state income tax. These distributions may be taxed as ordinary income, dividend income or capital gains (which may be taxed at different rates depending on the length of time the Fund holds the assets generating the capital gains).

If you exchange or sell your Fund shares, it is considered a taxable event for you. Depending on the purchase price and the sale price of the shares you exchange or sell, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transaction.

Householding

To help keep the Funds' costs as low as possible, we deliver a single copy of most financial reports and prospectuses to shareholders who share an address, even if the accounts are registered under different names. This process, known as "householding," does not apply to account statements. You may, of course, request an individual copy of a prospectus or financial report at any time. If you would like to receive separate mailings, please call the Transfer Agent at 1-800-261-6950 or 1-414-765-4124 and we will begin individual delivery within 30 days of your request. If your account is held through a financial institution or other intermediary, please contact them directly to request individual delivery.

FINANCIAL HIGHLIGHTS

The following tables are intended to help you understand the financial performance of the Cornerstone Growth, Cornerstone Growth, Series II, Focus 30, Cornerstone Value, Total Return and Balanced Funds for the periods shown below. Certain information reflects financial results for a single Fund share. The "Total Return" figures show how much your investment would have increased or decreased during each period, assuming you had reinvested all dividends and distributions. This information has been audited by KPMG LLP, an independent registered public accounting firm (except the information related to Cornerstone Growth, Series II for the year ended June 30, 2005 and prior years and the information related to the Focus 30 Fund for the year ended December 31, 2002, which was audited by different independent public accounting firms). Their report and the Funds' financial statements are included in the Annual Report, which is available upon request.

On July 1, 2005, Hennessy Advisors, Inc. became the investment advisor to the Hennessy Cornerstone Growth Fund, Series II (formerly The Henlopen Fund). The information presented prior to July 1, 2005 for this Fund is intended to help you understand the financial performance of The Henlopen Fund. However, the total returns of The Henlopen Fund are not relevant to investors in the Hennessy Cornerstone Growth Fund, Series II because The Henlopen Fund did not utilize the Cornerstone Growth Strategy.

The Focus 30 Fund commenced operations on September 17, 2003 when it acquired the assets of, and assumed the liabilities of, the SYM Fund. The information presented prior to September 17, 2003 for the Focus 30 Fund is intended to help you understand the financial performance of the SYM Fund. However, the total returns of the SYM Fund are not relevant to investors in the Focus 30 Fund because the SYM Fund did not utilize the Focus 30 Formula.

HENNESSY CORNERSTONE GROWTH FUND

	Year Ended October 31, 2007	2006	2005	Period Ended October 31, 2004[1,2]	Year Ended September 30, 2004	2003
PER SHARE DATA:						
Net asset value, beginning of period	$20.77	$19.49	$19.38	$19.08	$17.23	$13.55
Income from investment operations:						
Net investment gain (loss)[3]	(0.07)	(0.04)	(0.14)	(0.02)	(0.13)	(0.07)
Net realized and unrealized gains (losses) on securities	1.82	2.55	4.13	0.32	1.98	4.23
Total from investment operations	1.75	2.51	3.99	0.30	1.85	4.16
Less Distributions:						
Dividends from net investment income	—	—	—	—	—	—
Dividends from net realized gains	(3.11)	(1.23)	(3.88)	—	—	(0.48)
Total distributions	(3.11)	(1.23)	(3.88)	—	—	(0.48)
Redemption fees retained[4]	—	—	—	—	—	—
Net asset value, end of period	$19.41	$20.77	$19.49	$19.38	$19.08	$17.23
TOTAL RETURN	9.65%	13.59%	23.17%	1.57%	10.74%	31.67%
SUPPLEMENTAL DATA AND RATIOS:						
Net assets, end of period (millions)	$990.4	$1,250.7	$1,071.8	$869.0	$866.0	$752.0
Ratio of expenses to average net assets	1.20%	1.21%	1.23%	1.25%	1.25%	1.27%
Ratio of net investment income (loss) to average net assets	(0.32)%	(0.20)%	(0.78)%	(1.08)%	(0.68)%	(0.60)%
Portfolio turnover rate	96.56%	90.44%	88.98%	0.00%	106.97%	74.80%

[1] For the one month ended October 31, 2004. Effective October 31, 2004, the Fund changed its fiscal year end to October 31st from September 30th.
[2] All ratios for the period have been annualized, except portfolio turnover and total return.
[3] Net investment loss per share is calculated using ending balances prior to consideration for adjustments for permanent book and tax differences.
[4] Amount is less than $0.01.

HENNESSY CORNERSTONE GROWTH FUND, SERIES II

PER SHARE DATA:	Year Ended October 31, 2007	Period Ended October 31, 2006[1,2]	Year Ended June 30, 2006	2005[5]	2004[5]	2003[5]
Net asset value, beginning of period	$30.75	$32.19	$31.29	$27.69	$18.13	$16.79
Income from investment operations:						
Net investment gain (loss)	(0.25)	(0.03)	(0.07)[3]	(0.14)[3]	(0.23)[3]	(0.16)[3]
Net realized and unrealized gains (losses) on securities	1.02	(1.41)	4.65	3.75	9.79	1.50
Total from investment operations	0.77	(1.44)	4.58	3.61	9.56	1.34
Less Distributions:						
Dividends from net investment income	—	—	—	(0.01)	—	—
Dividends from net realized gains	(1.20)	—	(3.68)	—	—	—
Total distributions	(1.20)	—	(3.68)	(0.01)	—	—
Redemption fees retained[4]	—	—	—	—	—	—
Net asset value, end of period	$30.32	$30.75	$32.19	$31.29	$27.69	$18.13
TOTAL RETURN	2.60%	(4.47)%	16.48%	13.04%	52.73%	7.98%
SUPPLEMENTAL DATA AND RATIOS:						
Net assets, end of period (millions)	$138.6	$244.2	$279.3	$299.0	$347.8	$78.0
Ratio of expenses to average net assets	1.27%	1.25%	1.25%	1.33%	1.38%	1.58%
Ratio of net investment income (loss) to average net assets	(0.59)%	(0.24)%	(0.22)%	(0.49)%	(0.90)%	(1.04)%
Portfolio turnover rate	85.61%	92.63%	109.02%	192.24%	113.27%	90.06%

HENNESSY FOCUS 30 FUND

PER SHARE DATA:	Year Ended October 31, 2007	2006	2005	Period Ended October 31, 2004[7,2]	Year Ended September 30, 2004	January 1, 2003 through September 30, 2003[6,2]	Year Ended December 31, 2002[6]
Net asset value, beginning of period	$12.39	$12.21	$ 8.67	$ 8.78	$ 7.72	$ 6.63	$ 9.27
Income from investment operations:							
Net investment income (loss)	(0.09)	(0.08)	(0.04)	(0.01)	(0.08)	(0.03)	(0.02)
Net realized and unrealized gains (losses) on investments	1.47	1.86	3.58	(0.10)	1.14	1.12	(2.62)
Total from investment operations	1.38	1.78	3.54	(0.11)	1.06	1.09	(2.64)
Less Distributions:							
Dividends from net investment income	—	—	—	—	—	—	—
Dividends from net realized gains	(0.10)	(1.61)	—	—	—	—	—
Total distributions	(0.10)	(1.61)	—	—	—	—	—
Redemption fees retained	—[4]	0.01	—[4]	—[4]	—[4]	—[4]	—[4]
Net asset value, end of period	$13.67	$12.39	$12.21	$ 8.67	$ 8.78	$ 7.72	$ 6.63
TOTAL RETURN	11.30%	16.18%	40.83%	(1.25)%	13.73%	16.44%	(28.48)%
SUPPLEMENTAL DATA AND RATIOS:							
Net assets, end of period (millions)	$233.4	$240.6	$125.3	$50.4	$51.1	$33.3	$28.5
Ratio of net expenses to average net assets:							
Before expense reimbursement	1.23%	1.21%	1.35%	1.45%	1.41%	1.59%	1.54%
After expense reimbursement	1.23%	1.21%	1.35%	1.45%	1.41%	1.49%[8]	1.50%
Ratio of net investment loss to average net assets:							
Before expense reimbursement	(0.61)%	(0.65)%	(0.60)%	(1.33)%	(0.92)%	(0.67)%	(0.24)%
After expense reimbursement	(0.61)%	(0.65)%	(0.60)%	(1.33)%	(0.92)%	(0.57)%	(0.20)%
Portfolio turnover rate	111.84%	123.71%	155.26%	0.00%	113.13%	356.77%	291.00%

[1] For the four months ended October 31, 2006. Effective October 31, 2006 the Fund changed its fiscal year end to October 31st from June 30th.

[2] All ratios for the period have been annualized, except portfolio turnover and total return.

[3] Net investment loss per share is calculated using average shares outstanding.

[4] Amount is less than $0.01.

[5] The financial highlights set forth herein include the historical highlights of The Henlopen Fund. On July 1, 2005 Hennessy Advisors, Inc. Became the investment advisor to the Fund and the Fund changed its name from "The Henlopen Fund" to Hennessy Cornerstone Growth Fund, Series II.

[6] The financial highlights set forth herein include the historical financial highlights of the SYM Select Growth Fund. On September 17, 2003, Hennessy Advisors, Inc. became the investment advisor to the SYM Select Growth Fund and the Fund changed its name to the Hennessy Focus 30 Fund. Effective September 30, 2003 the Fund changed its fiscal year end to September 30th from December 31st.

[7] For the one month ended October 31, 2004. Effective October 31, 2004, the Fund changed its fiscal year end to October 31st from September 30th.

[8] From September 17, 2003 to October 31, 2006, the Hennessy Focus 30 Fund imposed an expense cap of 1.45% of the average daily net assets of the Focus 30 Fund.

HENNESSY CORNERSTONE VALUE FUND

	Year Ended October 31,			Period Ended October 31,	Year Ended September 30,	
	2007	2006	2005	2004[1,2]	2004	2003
PER SHARE DATA:						
Net asset value, beginning of period	$15.27	$12.95	$12.48	$12.37	$10.51	$ 8.95
Income from investment operations:						
Net investment income (loss)	0.46	0.30	0.30	0.02	0.31[3]	0.21
Net realized and unrealized gains (losses) on investments	1.68	2.36	0.41	0.09	1.76	1.55
Total from investment operations	2.14	2.66	0.71	0.11	2.07	1.76
Less Distributions:						
Dividends from net investment income	(0.35)	(0.34)	(0.24)	—	(0.21)	(0.20)
Dividends from net realized gains	—	—	—	—	—	—
Total distributions	(0.35)	(0.34)	(0.24)	—	(0.21)	(0.20)
Redemption fees retained[4]	—	—	—	—	—	—
Net asset value, end of period	$17.06	$15.27	$12.95	$12.48	$12.37	$10.51
TOTAL RETURN	14.26%	21.00%	5.69%	0.89%	19.83%	19.88%
SUPPLEMENTAL DATA AND RATIOS:						
Net assets, end of period (millions)	$204.5	$256.8	$183.8	$195.6	$194.5	$20.3
Ratio of net expenses to average net assets	1.17%	1.15%	1.20%	1.18%	1.18%	1.51%
Ratio of net investment income to average net assets	2.64%	2.49%	2.19%	1.70%	2.56%	2.10%
Portfolio turnover rate	39.55%	35.40%	32.22%	0.00%	8.20%	57.29%

HENNESSY TOTAL RETURN FUND

	Year Ended October 31,			Period Ended October 31,	Year Ended June 30,	
	2007	2006	2005	2004[5,2]	2004	2003
PER SHARE DATA:						
Net asset value, beginning of period	$12.61	$10.57	$10.40	$10.62	$ 9.65	$ 9.78
Income from investment operations:						
Net investment income	0.33	0.31	0.23	0.07	0.17[3]	0.12
Net realized and unrealized gains (losses) on securities	1.13	2.03	0.17	(0.24)	0.92	(0.13)
Total from investment operations	1.46	2.34	0.40	(0.17)	1.09	(0.01)
Less Distributions:						
Dividends from net investment income	(0.34)	(0.30)	(0.23)	(0.05)	(0.10)	(0.12)
Dividends from realized capital gains	—	—	—	—	—	—
Return of capital	—	—	—	—	(0.02)	—
Total distributions	(0.34)	(0.30)	(0.23)	(0.05)	(0.12)	(0.12)
Redemption fees retained[4]	—	—	—	—	—	—
Net asset value, end of period	$13.73	$12.61	$10.57	$10.40	$10.62	$ 9.65
TOTAL RETURN	11.70%	22.48%	3.83%	(1.61)%	11.36%	(0.04)%
SUPPLEMENTAL DATA AND RATIOS:						
Net assets, end of period (millions)	$96.3	$113.3	$86.7	$91.9	$97.0	$6.0
Gross ratio of expenses, including interest expense, to average net assets:						
Before expense reimbursement	3.04%	2.80%	2.28%	1.78%	1.66%	2.50%
After expense reimbursement	3.04%	2.80%	2.28%	1.78%	1.66%	2.33%
Ratio of interest expense to average net assets	1.88%	1.16%	1.23%	1.20%	1.27%	2.12%
Net ratio of expenses, excluding interest expense, to average net assets:						
Before expense reimbursement	1.16%	1.16%	1.23%	1.20%	1.27%[6]	1.95%[7]
After expense reimbursement	1.16%	1.64%	1.05%	0.58%	0.39%	0.38%
Ratio of net investment income (loss) to average net assets:						
Before expense reimbursement	2.48%	2.79%	2.07%	1.85%	1.55%	1.25%
After expense reimbursement	2.48%	2.79%	2.07%	1.85%	1.55%	1.42%
Portfolio turnover rate	11.92%	24.16%	25.70%	0.30%	8.37%	17.60%

[1] For the one month ended October 31, 2004. Effective October 31, 2004, the Fund changed its fiscal year end to October 31st from September 30th.

[2] All ratios for the period have been annualized, except portfolio turnover and total return.

[3] Calculated using average shares outstanding during period.

[4] Amount is less than $0.01.

[5] For the four months ended October 31, 2004. Effective October 31, 2004, the Fund changed its fiscal year end to October 31st from June 30th.

[6] On February 27, 2004, the Hennessy Total Return Fund instituted an expense cap, excluding interest expense, of 1.35% of the average daily net assets of the Total Return Fund. This expense cap was in effect through June 30, 2005.

[7] The Hennessy Total Return Fund imposed an expense cap, excluding interest expense, of 1.95%.

HENNESSY BALANCED FUND

PER SHARE DATA:	Year Ended October 31,			Period Ended October 31,	Year Ended June 30,	
	2007	2006	2005	2004[1,2]	2004	2003
Net asset value, beginning of period	$11.83	$10.56	$10.62	$10.85	$10.44	$10.62
Income from investment operations:						
Net investment income	0.38	0.30	0.18	0.04	0.11	0.14
Net realized and unrealized gains (losses) on securities	0.69	1.25	(0.07)	(0.24)	0.50	(0.12)
Total from investment operations	1.07	1.55	0.11	(0.20)	0.61	0.02
Less Distributions:						
Dividends from net investment income	(0.39)	(0.28)	(0.17)	(0.03)	(0.12)	(0.14)
Dividends from realized capital gains	—	—	—	—	(0.06)	(0.06)
Return of capital	—	—	—	—	(0.02)	—
Total distributions	(0.39)	(0.28)	(0.17)	(0.03)	(0.20)	(0.20)
Redemption fees retained[3]	—	—	—	—	—	—
Net asset value, end of period	$12.51	$11.83	$10.56	$10.62	$10.85	$10.44
TOTAL RETURN	9.16%	14.92%	1.13%	(1.86)%	5.81%	0.24%
SUPPLEMENTAL DATA AND RATIOS:						
Net assets, end of period (millions)	$16.8	$26.1	$19.3	$21.8	$23.4	$16.1
Ratio of net expenses to average net assets	1.36%	1.34%	1.49%	1.41%	1.41%	1.50%
Ratio of net investment income to average net assets	2.86%	2.75%	1.58%	1.12%	1.01%	1.40%
Portfolio turnover rate	34.65%	87.88%	21.31%	8.55%	45.17%	21.79%

[1] For the four months ended October 31, 2004. Effective October 31, 2004, the Fund changed its fiscal year end to October 31st from June 30th.
[2] All ratios for the period have been annualized, except portfolio turnover and total return.
[3] Amount is less than $0.01.

(This Page Intentionally Left Blank.)

(This Page Intentionally Left Blank.)

PRIVACY POLICY

We collect the following non-public personal information about you:

- information we receive from you on or in applications or other forms, correspondence, or conversations, including, but not limited to, your name, address, phone number, social security number, assets, income and date of birth;

  and

- information about your transactions with us, our affiliates, or others, including, but not limited to, your account number and balance, payment history parties to transactions, cost basis information and other financial information.

We do not disclose any non-public personal information about our current or former shareholders to nonaffiliated third parties, except as permitted by law. For example, we are permitted by law to disclose all of the information we collect, as described above, to our Transfer Agent to process your transactions. Furthermore, we restrict access to your non-public personal information to those persons who require such information to provide products or services to you. We maintain physical, electronic and procedural safeguards that comply with federal standards to guard your non-public personal information.

In the event that you hold shares of the Fund(s) through a financial intermediary, including, but not limited to, a broker-dealer, bank or trust company, the privacy policy of your financial intermediary would govern how your non-public personal information would be shared with nonaffiliated third parties.

FUND SYMBOLS, CUSIPS AND SEC FUND IDENTIFIERS

The Hennessy Funds have the following fund symbols, cusips and SEC fund identifiers:

Fund	Symbol	Cusip	SEC Fund Identifier	
			Series	Class
Hennessy Cornerstone Growth Fund	HFCGX	425 888 104	S000000838	C000002453
Hennessy Cornerstone Growth Fund, Series II	HENLX	425 88P 106	S000000837	C000002452
Hennessy Focus 30 Fund	HFTFX	425 888 302	S000000839	C000002454
Hennessy Cornerstone Value Fund	HFCVX	425 888 203	S000000840	C000002455
Hennessy Total Return Fund	HDOGX	425 887 205	S000000836	C000002451
Hennessy Balanced Fund	HBFBX	425 887 106	S000000835	C000002450

Not part of prospectus.

To learn more about the Hennessy Funds you may want to read the Hennessy Funds' Statement of Additional Information (or "SAI"), which contains additional information about the Funds. The Hennessy Funds have incorporated by reference the SAI into the Prospectus. This means that you should consider the contents of the SAI to be part of the Prospectus.

You also may learn more about the Hennessy Funds' investments by reading the Hennessy Funds' annual and semi-annual reports to shareholders. The annual report includes a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during their last fiscal year.

The SAI and the annual and semi-annual reports are all available to shareholders and prospective investors, without charge, upon request, simply by calling 1-800-966-4354. The Hennessy Funds also make available the SAI and the annual and semi-annual reports, free of charge, on their Internet website (http://www.hennessyfunds.com).

Prospective investors and shareholders who have questions about the Hennessy Funds may also call the above number or write to the following address:

The Hennessy Funds
7250 Redwood Blvd.
Suite 200
Novato, CA 94945

The general public can review and copy information about the Hennessy Funds (including the SAI) at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. (Please call 1-202-551-8090 for information on the operations of the Public Reference Room.) Reports and other information about the Hennessy Funds are also available on the EDGAR Database on the Securities and Exchange Commission's Internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov., or by writing to:

Public Reference Section
Securities and Exchange Commission
Washington, D.C. 20549-0102

When seeking information about the Hennessy Cornerstone Growth Fund, Hennessy Focus 30 Fund or Cornerstone Value Fund from the Securities and Exchange Commission please refer to the Hennessy Mutual Funds' Investment Company Act File No. 811-07695. When seeking information about the Hennessy Cornerstone Growth Fund, Series II from the Securities and Exchange Commission please refer to the Hennessy Funds Trust's Investment Company Act File No. 811-07168. When seeking information about the Hennessy Total Return Fund or Hennessy Balanced Fund from the Securities and Exchange Commission please refer to the Hennessy Funds' Investment Company Act File No. 811-07493.

Investment Company Act File No. 811-07695 (Hennessy Mutual Funds)
Investment Company Act File No. 811-07168 (Hennessy Funds Trust)
Investment Company Act File No. 811-07493 (Hennessy Funds)



Hennessy Funds

Formulas for Smart Investing

For information, questions or assistance, please call The Hennessy Funds

1-800-966-4354 *or*
1-415-899-1555

THE HENNESSY FUNDS ORIGINAL CLASS
Hennessy Cornerstone Growth Fund
Hennessy Cornerstone
  Growth Fund, Series II
Hennessy Focus 30 Fund
Hennessy Cornerstone Value Fund
Hennessy Total Return Fund
Hennessy Balanced Fund

INVESTMENT ADVISOR
Hennessy Advisors, Inc.
7250 Redwood Blvd.
Suite 200
Novato, California 94945

ADMINISTRATOR, TRANSFER AGENT, DIVIDEND PAYING AGENT & SHAREHOLDER SERVICING AGENT
U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, Wisconsin 53201-0701

CUSTODIAN
U.S. Bank, N.A.
Custody Operations
1555 North RiverCenter Drive, Suite 302
Milwaukee, Wisconsin 53212

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
303 East Wacker Drive
Chicago, Illinois 60601

DISTRIBUTOR
Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

DIRECTORS
Neil J. Hennessy
Robert T. Doyle
J. Dennis DeSousa
Gerald P. Richardson

LEGAL COUNSEL
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5306

HENNESSY FUNDS

PROSPECTUS & OVERVIEW OF FUNDS

FEBRUARY 29, 2008



INSTITUTIONAL CLASS SHARES

Hennessy Cornerstone Growth Fund (HICGX)

Hennessy Cornerstone Growth Fund, Series II (HINLX)

Hennessy Focus 30 Fund (HIFTX)

Hennessy Cornerstone Value Fund (HICVX)



Hennessy Funds

Formulas for Smart Investing

1-800-966-4354 • www.hennessyfunds.com

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved of these Funds or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Each of the Hennessy Funds utilizes a time-tested stock selection strategy, incorporating sound, proven criteria, such as price-to-sales ratio, dividend yield and stock price appreciation. We manage our Funds with the discipline and consistency of an index fund, never straying from our proven formulas. The result is that emotions, hunches and fads play no part in our investment decisions. In short, we do not try to outsmart or time the market because we believe doing so doesn't work.

Our goal is to provide products that investors can have confidence in, knowing their money is invested as promised and managed in their best interest. The Funds' strategies and performance are fully disclosed. We feel it is critical for our clients to understand the strategies, risks and costs of investing, as well as the rewards. With Hennessy, there are never surprises with our investment strategies.

Hennessy Funds Prospectus

Institutional Class Shares

CONTENTS

An investment in a Fund is not a deposit with a bank and is not guaranteed or insured by the Federal Deposit Insurance Corporation or any other government agency. Fund prices will fluctuate and it is possible to lose money.

(8 0 0) 9 6 6 - 4 3 5 4

SUMMARY INFORMATION

This Prospectus contains important information about the Funds that you should know before you invest. The Funds provide investment choices to satisfy a range of objectives and risk tolerance levels. The Funds are no-load. This Prospectus relates only to the Institutional Class shares of the Funds.

Hennessy Cornerstone Growth Fund (HICGX)

Our most aggressive fund, the Hennessy Cornerstone Growth Fund seeks long-term growth of capital. This Fund invests in 50 growth-oriented stocks selected by the Cornerstone Growth Strategy.® While it has historically selected small cap companies, the Strategy may select mid and large cap companies.

Hennessy Cornerstone Growth Fund, Series II (HINLX)

Like the Hennessy Cornerstone Growth Fund, the Hennessy Cornerstone Growth Fund, Series II seeks long-term growth of capital and invests in stocks selected by the Cornerstone Growth Strategy.® The primary differences between these two funds is that their stocks are purchased, and their portfolios are rebalanced, at different times of the year, differences which may generate substantially different portfolios.

Hennessy Focus 30 Fund (HIFTX)

The Hennessy Focus 30 Fund seeks long-term growth of capital. This Fund invests in growth-oriented stocks selected by the Focus 30 Formula.® The Formula selects 30 mid-cap companies, with market capitalization between $1 and $10 billion.

Hennessy Cornerstone Value Fund (HICVX)

The Hennessy Cornerstone Value Fund seeks total return, consisting of capital appreciation and current income. This Fund invests in 50 large, dividend-paying companies selected by the Cornerstone Value Strategy.®

The following Fund summaries detail each Fund's investment objective, principal investment strategy and risks, performance information and expenses.

HENNESSY CORNERSTONE GROWTH FUND (HICGX)

Investment Strategy

The Fund invests in growth-oriented common stocks by utilizing a highly disciplined, quantitative formula known as the Cornerstone Growth Strategy® (the "Strategy"). While it has historically selected small cap companies, the Strategy may select mid and large cap companies. From a universe of stocks with market capitalization exceeding $175 million, the Cornerstone Growth Strategy selects the *50 common stocks with the highest one-year price appreciation* as of the date of purchase that also meet the following criteria:

1) Price-to-sales ratio below 1.5

This value criteria helps to uncover relative bargains. The Strategy uses sales as its guide because sales figures are more difficult for companies to manipulate than earnings and frequently provide a clearer picture of a company's potential value.

2) Annual earnings that are higher than the previous year

While sales may be the best indicator of a company's value, the Strategy considers improvement in earnings beneficial as an indicator of a company's financial strength.

3) Positive stock price appreciation, or relative strength, over the past three and six-month periods

Historically, relative strength has been one of the most influential variables in predicting which stocks will outperform the market.

Stocks must also have historical trading volume sufficient to allow the Fund to purchase the required number of shares without materially affecting the share price. The Fund selects its stocks from the universe of stocks in the Standard & Poor's Compustat® Database that have market capitalization exceeding $175 million. The Compustat® Database is a robust and comprehensive source of data on publicly traded companies, consisting of domestic and foreign common stocks, and it contains financial, statistical and market data for different regions of the world.[1]

When the Fund began operations, it purchased 50 stocks as dictated by the Cornerstone Growth Strategy, based on information at that time. The Fund's holdings of each stock in its portfolio were initially weighted equally by dollar amount, with 2% of the portfolio's assets invested in each of 50 stocks. Since then, the Fund has rebalanced its portfolio annually. Using the Strategy, the universe of stocks is re-screened annually, generally in the winter. Stocks meeting the Strategy's criteria not currently in the portfolio are purchased, and stocks that no longer meet the criteria are sold. Holdings of all stocks in the Fund that continue to meet the criteria are appropriately increased or decreased to result in equal weighting of all stocks in the portfolio. The re-screening and rebalance period for the Fund is different than the re-screening and rebalance period for the Hennessy Cornerstone Growth Fund, Series II in an effort to create as different a portfolio of stocks as possible.

Through this Strategy, the Fund offers a consistent and disciplined approach to investing, based on a buy and hold philosophy over the course of each year that rejects the idea of market timing. The Fund's investment manager, Hennessy Advisors, Inc. (the "Manager"), expects stocks held in the Fund's portfolio to remain the same throughout the course of a year, despite any adverse developments concerning a company, an industry, the economy or the stock market generally. However, if the Manager determines that earnings or other information that form the basis for selecting a stock are false or incorrect, the Manager reserves the right to replace that stock with another stock meeting the criteria of the Strategy. Also, due to purchases and redemptions of Fund shares during the year, changes in the market value of the stock positions in the Fund's portfolio and compliance with federal tax laws, it is likely that stock positions will not be weighted equally at all times during the year.

Over the course of the year, when the Fund receives new cash flow from the sale of its shares, it will first be used to the extent necessary to meet redemptions. Any remaining cash will be invested in the stocks selected for the Fund using the Strategy as of the most recent rebalancing of the portfolio. This investment will be made in proportion to the current weightings of such stocks in the portfolio and without any intention to rebalance the portfolio on an interim basis. Such purchases will generally be made on a weekly basis, but may be on a more or less frequent basis at the discretion of the Manager, depending on certain factors, including the size of the Fund and the amount of cash to be invested. To the extent redemptions exceed new cash flow into the Fund, the Fund will meet redemption requests by selling securities on a pro rata basis, based on the current weightings of such securities in the portfolio. Thus, interim purchases and sales of securities will be based on current portfolio weightings and will be made without regard to whether or not a particular security continues to meet the criteria of the Strategy.

Foreign Securities. The Fund may invest in foreign securities traded in the U.S. and American Depositary Receipts, or "ADRs," which are dollar-denominated securities of foreign issuers traded in the U.S. The Fund may invest in ADRs through both sponsored and unsponsored arrangements. The issuers of unsponsored ADRs are not obligated to disclose material information in the United States, and therefore, there may not be a correlation between such information and the market value of the ADRs. Investments in securities of foreign issuers increase diversification of the Fund's portfolio and may enhance return, but they also involve some special risks, as described under the following "Principal Risks."

American Depositary Receipts:

ADRs represent an ownership interest in a foreign security and are traded on U.S. exchanges. They are generally issued by a U.S. bank as a substitute for direct ownership of the foreign security.

---

[1] With respect to disclosure in this Prospectus relating to S&P Compustat, although S&P Compustat obtains information for inclusion in, or for use in, the Compustat® Database from sources that S&P Compustat considers reliable, S&P Compustat does not guarantee the accuracy or completeness of the Compustat® Database. S&P Compustat makes no warranty, express or implied, as to the results to be obtained by the Funds, or any other persons or entity from the use of the Compustat® Database. S&P Compustat makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Compustat® Database. "Standard & Poor's" and "S&P" are trademarks of The McGraw-Hill Companies, Inc. The Funds are not sponsored, endorsed, sold or promoted by S&P Compustat and S&P Compustat makes no representation regarding the advisability of investing in the Funds.

Principal Risks

As with any security, there are market and investment risks associated with your investment in the Fund. The value of your investment will fluctuate over time and it is possible to lose money. The principal risks of investing in the Hennessy Cornerstone Growth Fund include the following:

Market Risk: The market value of a security may move up or down, and these fluctuations may cause a security to be worth more or less than the price originally paid for it. Market risk may affect a single company, industry, sector of the economy or the market as a whole.

Formula Investing Risk: The Fund will adhere to its Strategy during the course of the year, subject to applicable Securities and Exchange Commission requirements and federal tax requirements relating to mutual funds, despite any adverse developments that may arise. This could result in substantial losses to the Fund, if for example, the stocks selected for the Fund for a given year are experiencing financial difficulty, or are out of favor in the market because of weak performance, a poor earnings forecast, negative publicity or general market cycles. The Fund's portfolio is rebalanced annually in accordance with its Strategy, which may result in the elimination of better performing assets from the Fund's investments and increases in investments with relatively lower total return.

Small and Medium Sized Companies Risk: The Fund may invest in small and medium sized companies, which may have limited liquidity and greater price volatility than larger, more established companies. Small companies may have limited product lines, markets or financial resources and their management may be dependent on a limited number of key individuals.

Foreign Securities Risk: There are specific risks associated with investing in the securities of foreign companies not typically associated with investing in domestic companies. Risks include fluctuations in the exchange rates of foreign currencies that may affect the U.S. Dollar value of a security, and the possibility of substantial price volatility as a result of political and economic instability in the foreign country.

Performance

The following performance information provides some indication of the risks of investing in the Hennessy Cornerstone Growth Fund by showing changes in its performance from year to year and how the Fund's average annual returns compare with those of the S&P 500 Index. Specifically, the following performance information pertains to the returns of the Hennessy Cornerstone Growth Fund's Original Class shares, a class that is not offered in this Prospectus. Prior to the date of this Prospectus, Institutional Class shares were not offered to investors. The performance of the Institutional Class shares will differ from that shown for the Original Class shares to the extent that the Classes do not have the same expenses or inception dates. The Fund's past performance (before and after taxes) is not necessarily an indication of future performance. Performance may be higher or lower in the future.

Total Return:

The return on an investment including income from dividends and interest as well as appreciation or depreciation in the price of the stock, less any expenses and fees incurred.

*The Hennessy Cornerstone Growth Fund is **no-load**, meaning there are no upfront or deferred sales charges.*

CALENDAR YEAR TOTAL RETURNS



For the period shown in the bar chart, the Fund's highest quarterly return was 32.04% for the quarter ended December 31, 1999 and the lowest quarterly return was -28.53% for the quarter ended September 30, 1998.

AVERAGE ANNUAL TOTAL RETURNS

(for the periods ended December 31, 2007)

	One Year	Five Years	Ten Years	Since Inception (11/1/96)
Hennessy Cornerstone Growth Fund				
Return before taxes	-2.18%	15.52%	12.70%	14.13%
Return after taxes on distributions[1]	-4.06%	13.53%	10.84%	11.89%
Return after taxes on distributions and sale of Fund shares[1]	1.02%	13.34%	10.66%	11.66%
S&P 500[2, 3]	5.49%	12.83%	5.91%	8.56%

[1] The after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. The Fund's return after taxes on distributions and sales of Fund shares may be higher than its return before taxes and after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have resulted.

[2] The S&P 500 is the Standard & Poor's Composite Index of 500 Stocks, a widely recognized unmanaged index of common stocks.

[3] Reflects no deduction for fees, expenses or taxes.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold Institutional Class shares of the Fund.

SHAREHOLDER FEES
(fees paid directly from your investment)

Maximum sales charge (*load*) imposed on purchases . . .None

Maximum deferred sales charge (*load*) . . . . .None

Maximum sales charge (*load*) imposed
   on reinvested dividends and distributions . . . . .None

Redemption fee – 90 days[1]
   (as a percentage of amount redeemed) 1.50%

Exchange fee – 90 days[1]
   (as a percentage of amount exchanged) 1.50%

ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets)

Management Fees 0.74%

Distribution and Service (*12b-1*) Fees . . . . .None

Other Expenses . . . . .0.26%[2]

Total Annual Fund Operating Expenses 1.00%

Expense Reimbursement . . . .-0.02%[3]

Net Expenses 0.98%

[1] If you exchange or redeem Institutional Class shares you have owned for less than 90 days, the Fund will deduct a fee of 1.50% of the amount redeemed from your redemption proceeds. This fee is payable to the Fund. The transfer agent charges a fee of $15.00 for each wire redemption.

[2] Other Expenses for Institutional Class shares are based on estimated amounts for the current fiscal year.

[3] The Manager has agreed to contractually waive its advisory fee to the extent necessary to insure that Net Expenses do not exceed 0.98% of the average daily net assets of the Fund.

EXAMPLE

This Example is intended to help you compare the cost of investing in Institutional Class shares of this Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in Institutional Class shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that you reinvest all dividends and distributions, that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on the assumptions, your costs would be:

Hennessy Cornerstone Growth Fund Institutional Class

One Year	Three Years	Five Years	Ten Years
$100	$316	$551	$1,223

HENNESSY CORNERSTONE GROWTH FUND, SERIES II (HINLX)

Investment Strategy

The Fund invests in growth-oriented common stocks by utilizing a highly disciplined, quantitative formula known as the Cornerstone Growth Strategy®. While it has historically selected small-cap companies, the Strategy may select mid and large cap companies. From a universe of stocks with market capitalization exceeding $175 million, the Cornerstone Growth Strategy selects the *50 common stocks with the highest one-year price appreciation* as of the date of purchase that also meet the following criteria:

1) **Price-to-sales ratio below 1.5**

    This value criteria helps to uncover relative bargains. The Strategy uses sales as its guide because sales figures are more difficult for companies to manipulate than earnings and frequently provide a clearer picture of a company's potential value.

2) **Annual earnings that are higher than the previous year**

    While sales may be the best indicator of a company's value, the Strategy considers improvement in earnings beneficial as an indicator of a company's financial strength.

3) **Positive stock price appreciation, or relative strength, over the past three and six-month periods**

    Historically, relative strength has been one of the most influential variables in predicting which stocks will outperform the market.

Stocks must also have historical trading volume sufficient to allow the Fund to purchase the required number of shares without materially affecting the share price. The Fund selects its stocks from the universe of stocks in the Standard & Poor's Compustat® Database that have a market capitalization exceeding $175 million. The Compustat® Database is a robust and comprehensive source of data on publicly traded companies, consisting of domestic and foreign common stocks, and it contains financial, statistical and market data for different regions of the world.

When the Manager became the investment advisor to the Fund, the Fund purchased 50 stocks as dictated by the Cornerstone Growth Strategy, based on information at that time. The Fund's holdings of each stock in its portfolio weighted equally by dollar amount, with 2% of the portfolio's assets invested in each of 50 stocks. Using the Strategy, the universe of stocks is re-screened annually, generally in the summer. Stocks meeting the Strategy's criteria not currently in the portfolio are purchased, and stocks that no longer meet the criteria are sold. Holdings of all stocks in the Fund that continue to meet the criteria are appropriately increased or decreased to result in equal weighting of all stocks in the portfolio. The re-screening and rebalance period for the Fund is different than the re-screening and rebalance period of the Hennessy Cornerstone Growth Fund in an effort to create as different a portfolio of stocks as possible.

Through this Strategy, the Fund offers a consistent and disciplined approach to investing, based on a buy and hold philosophy over the course of each year that rejects the idea of market timing. The Manager, Hennessy Advisors, Inc., expects stocks held in the Fund's portfolio to remain the same throughout the course of a year, despite any adverse developments concerning a company, an industry, the economy or the stock market generally. However, if the Manager determines that earnings or other information that form the basis for selecting a stock are false

Price-to-Sales Ratio:

A tool for calculating a stock's valuation relative to other companies. It is calculated by dividing a company's market capitalization by its most recent 12 months of sales.

The Marriage of Value plus Momentum Investing:

Price-to-Sales = Value

Increase in Earnings and Stock Price = Momentum

or incorrect, the Manager reserves the right to replace that stock with another stock meeting the criteria of the Strategy. Also, due to purchases and redemptions of Fund shares during the year, changes in the market value of the stock positions in the Fund's portfolio and compliance with federal tax laws, it is likely that stock positions will not be weighted equally at all times during the year.

Over the course of the year, when the Fund receives new cash flow from the sale of its shares, it will first be used to the extent necessary to meet redemptions. Any remaining cash will be invested in the stocks selected for the Fund using the Strategy as of the most recent rebalancing of the portfolio. This investment will be made in proportion to the current weightings of such stocks in the portfolio and without any intention to rebalance the portfolio on an interim basis. Such purchases will generally be made on a weekly basis, but may be on a more or less frequent basis at the discretion of the Manager, depending on certain factors, including the size of the Fund and the amount of cash to be invested. To the extent redemptions exceed new cash flow into the Fund, the Fund will meet redemption requests by selling securities on a pro rata basis, based on the current weightings of such securities in the portfolio. Thus, interim purchases and sales of securities will be based on current portfolio weightings and will be made without regard to whether or not a particular security continues to meet the criteria of the Strategy.

Foreign Securities. The Fund may invest in foreign securities traded in the U.S. and American Depositary Receipts, or "ADRs," which are dollar-denominated securities of foreign issuers traded in the U.S. The Fund may invest in ADRs through both sponsored and unsponsored arrangements. The issuers of unsponsored ADRs are not obligated to disclose material information in the United States, and therefore, there may not be a correlation between such information and the market value of the ADRs. Investments in securities of foreign issuers increase diversification of the Fund's portfolio and may enhance return, but they also involve some special risks, as described under the following "Principal Risks."

American Depositary Receipts:

ADRs represent an ownership interest in a foreign security and are traded on U.S. exchanges. They are generally issued by a U.S. bank as a substitute for direct ownership of the foreign security.

Total Return: *The return on an investment including income from dividends and interest as well as appreciation or depreciation in the price of the stock, less any expenses and fees incurred.*

The Hennessy Cornerstone Growth Fund, Series II is ***no-load****, meaning there are no upfront or deferred sales charges.*

Principal Risks

As with any security, there are market and investment risks associated with your investment in the Fund. The value of your investment will fluctuate over time and it is possible to lose money. The principal risks of investing in the Hennessy Cornerstone Growth Fund, Series II include the following:

Market Risk: The market value of a security may move up or down, and these fluctuations may cause a security to be worth more or less than the price originally paid for it. Market risk may affect a single company, industry, sector of the economy or the market as a whole.

Formula Investing Risk: The Fund will adhere to its Strategy during the course of the year, subject to applicable Securities and Exchange Commission requirements and federal tax requirements relating to mutual funds, despite any adverse developments that may arise. This could result in substantial losses to the Fund, if for example, the stocks selected for the Fund for a given year are experiencing financial difficulty, or are out of favor in the market because of weak performance, a poor earnings forecast, negative publicity or general market cycles. The Fund's portfolio is rebalanced annually in accordance with its Strategy, which may result in the elimination of better performing assets from the Fund's investments and increases in investments with relatively lower total return.

Small and Medium Sized Companies Risk: The Fund may invest in small and medium sized companies, which may have limited liquidity and greater price volatility than larger, more established companies. Small companies may have limited product lines, markets or financial resources and their management may be dependent on a limited number of key individuals.

Foreign Securities Risk: There are specific risks associated with investing in the securities of foreign companies not typically associated with investing in domestic companies. Risks include fluctuations in the exchange rates of foreign currencies that may affect the U.S. Dollar value of a security, and the possibility of substantial price volatility as a result of political and economic instability in the foreign country.

Performance

The following performance information provides some indication of the risks of investing in the Hennessy Cornerstone Growth Fund, Series II by showing changes in its performance from year to year and how the Fund's average annual returns compare with those of the S&P 500 Index. Specifically, the following performance information pertains to the returns of the Hennessy Cornerstone Growth Fund, Series II's Original Class shares, a class that is not offered in this Prospectus. Prior to the date of this Prospectus, Institutional Class shares were not offered to investors. The performance of the Institutional Class shares will differ from that shown for the Original Class shares to the extent that the Classes do not have the same expenses or inception dates. The Fund's past performance (before and after taxes) is not necessarily an indication of future performance. Performance may be higher or lower in the future.

CALENDAR YEAR TOTAL RETURNS



5.23%

-6.45%

2006   2007

For the period shown in the bar chart, the Fund's highest quarterly return was 15.99% for the quarter ended March 31, 2006 and the lowest quarterly return was -9.35% for the quarter ended September 30, 2006.

AVERAGE ANNUAL TOTAL RETURNS

(for the periods ended December 31, 2007)

	One Year	Since Inception (7/1/05)
Hennessy Cornerstone Growth Fund, Series II		
Return before taxes	-6.45%	1.85%
Return after taxes on distributions[1]	-10.57%	-1.47%
Return after taxes on distributions and sale of Fund shares[1]	-1.05%	0.57%
S&P 500[2, 3]	5.49%	10.66%

[1] The after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. The Fund's return after taxes on distributions and sales of Fund shares may be higher than its return before taxes and after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have resulted.

[2] The S&P 500 is the Standard & Poor's Composite Index of 500 Stocks, a widely recognized unmanaged index of common stocks.

[3] Reflects no deduction for fees, expenses or taxes.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold Institutional Class shares of the Fund.

SHAREHOLDER FEES
(fees paid directly from your investment)

Maximum sales charge *(load)* imposed on purchases . . .None

Maximum deferred sales charge *(load)* . . . . .None

Maximum sales charge *(load)* imposed
on reinvested dividends and distributions . . . . .None

Redemption fee – 90 days[1]
(*as a percentage of amount redeemed*) 1.50%

Exchange fee – 90 days[1]
(*as a percentage of amount exchanged*) 1.50%

ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets)

Management Fees 0.74%

Distribution and Service *(12b-1)* Fees . . . . .None

Other Expenses . . . . .0.32%[2]

Total Annual Fund Operating Expenses 1.06%

Expense Reimbursement . . . .-0.08%[3]

Net Expenses 0.98%

[1] If you exchange or redeem Institutional Class shares you have owned for less than 90 days, the Fund will deduct a fee of 1.50% of the amount redeemed from your redemption proceeds. This fee is payable to the Fund. The transfer agent charges a fee of $15.00 for each wire redemption.

[2] Other Expenses for Institutional Class shares are based on estimated amounts for the current fiscal year.

[3] The Manager has agreed to contractually waive its advisory fee to the extent necessary to insure that Net Expenses do not exceed 0.98% of the average daily net assets of the Fund.

EXAMPLE

This Example is intended to help you compare the cost of investing in Institutional Class shares of this Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in Institutional Class shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that you reinvest all dividends and distributions, that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on the assumptions, your costs would be:

Hennessy Cornerstone Growth Fund, Series II Institutional Class

One Year	Three Years	Five Years	Ten Years
$100	$329	$577	$1,287

HENNESSY FOCUS 30 FUND (HIFTX)

Investment Strategy

The Fund invests in mid-cap growth-oriented stocks by utilizing a highly disciplined, quantitative formula known as the Focus 30 Formula® (the "Formula"). The Formula selects companies with between $1 billion and $10 billion in market value, and excludes American Depositary Receipts, or "ADRs". The Focus 30 Formula selects the *30 common stocks with the highest one-year price appreciation* as of the date of purchase that also meet the following criteria:

1) **Price-to-sales ratio below 1.5**
   This value criteria helps to uncover relative bargains. The Formula uses sales as its guide because sales figures are more difficult for companies to manipulate than earnings and frequently provide a clearer picture of a company's potential value.

2) **Annual earnings that are higher than the previous year**
   While sales may be the best indicator of a company's value, the Formula considers improvement in earnings beneficial as an indicator of a company's financial strength.

3) **Positive stock price appreciation, or relative strength, over the past three and six-month periods**
   Historically, relative strength has been one of the most influential variables in predicting which stocks will outperform the market.

Stocks must also have historical trading volume sufficient to allow the Fund to purchase the required number of shares without materially affecting the share price. The Fund selects its stocks from the universe of stocks in the Standard & Poor's Compustat® Database that have a market capitalization between $1 and 10 billion. The Compustat® Database is a robust and comprehensive source of data on publicly traded companies, consisting of domestic and foreign common stocks, and it contains financial, statistical and market data for different regions of the world.

When the Fund began operations, it purchased 30 stocks as dictated by the Focus 30 Formula, based on information at that time. The Fund's holdings of each stock in its portfolio were initially weighted equally by dollar amount, with 3.33% of the portfolio's assets invested in each of 30 stocks. Since then, the Fund has rebalanced its portfolio annually. Using the Formula, the universe of stocks is re-screened annually, generally in the fall. Stocks meeting the Formula's criteria not currently in the portfolio are purchased, and stocks that no longer meet the criteria are sold. Holdings of all stocks in the Fund that continue to meet the criteria are appropriately increased or decreased to result in equal weighting of all stocks in the portfolio.

Through this Formula, the Fund offers a consistent and disciplined approach to investing, based on a buy and hold philosophy over the course of each year that rejects the idea of market timing. The Manager expects stocks held in the Fund's portfolio to remain the same throughout the course of a year, despite any adverse developments concerning a company, an industry, the economy or the stock market generally. However, if the Manager determines that earnings or other information that form the basis for selecting a stock are false or incorrect, the Manager

---

Price-to-Sales Ratio:

A tool for calculating a stock's valuation relative to other companies. It is calculated by dividing a company's market capitalization by its most recent 12 months of sales.

The Marriage of Value plus Momentum Investing:

Price-to-Sales = Value

Increase in Earnings and Stock Price = Momentum

reserves the right to replace that stock with another stock meeting the criteria of the Formula. Also, due to purchases and redemptions of Fund shares during the year, changes in the market value of the stock positions in the Fund's portfolio and compliance with federal tax laws, it is likely that stock positions will not be weighted equally at all times during the year.

Over the course of the year, when the Fund receives new cash flow from the sale of its shares, it will first be used to the extent necessary to meet redemptions. Any remaining cash will be invested in the stocks selected for the Fund using the Formula as of the most recent rebalancing of the portfolio. This investment will be made in proportion to the current weightings of such stocks in the portfolio and without any intention to rebalance the portfolio on an interim basis. Such purchases will generally be made on a weekly basis, but may be on a more or less frequent basis at the discretion of the Manager, depending on certain factors, including the size of the Fund and the amount of cash to be invested. To the extent redemptions exceed new cash flow into the Fund, the Fund will meet redemption requests by selling securities on a pro rata basis, based on the current weightings of such securities in the portfolio. Thus, interim purchases and sales of securities will be based on current portfolio weightings and will be made without regard to whether or not a particular security continues to meet the criteria of the Formula.

Total Return: *The return on an investment including income from dividends and interest as well as appreciation or depreciation in the price of the stock, less any expenses and fees incurred.*

*The Hennessy Focus 30 Fund is **no-load**, meaning there are no upfront or deferred sales charges.*

Principal Risks

As with any security, there are market and investment risks associated with your investment in the Fund. The value of your investment will fluctuate over time and it is possible to lose money. The principal risks of investing in the Hennessy Focus 30 Fund include the following:

Market Risk: The market value of a security may move up or down, and these fluctuations may cause a security to be worth more or less than the price originally paid for it. Market risk may affect a single company, industry, sector of the economy or the market as a whole.

Formula Investing Risk: The Fund will adhere to its Formula during the course of the year, subject to applicable Securities and Exchange Commission requirements and federal tax requirements relating to mutual funds, despite any adverse developments that may arise. This could result in substantial losses to the Fund, if for example, the stocks selected for the Fund for a given year are experiencing financial difficulty, or are out of favor in the market because of weak performance, a poor earnings forecast, negative publicity or general market cycles. The Fund's portfolio is rebalanced annually in accordance with its Formula, which may result in the elimination of better performing assets from the Fund's investments and increases in investments with relatively lower total return.

Small and Medium Sized Companies Risk: The Fund invests in small and medium sized companies, which may have limited liquidity and greater price volatility than larger, more established companies. Small companies may have limited product lines, markets or financial resources and their management may be dependent on a limited number of key individuals.

Performance

The following performance information provides some indication of the risks of investing in the Hennessy Focus 30 Fund by showing its performance from year to year and how the Fund's average annual returns compare with those of the S&P 500 Index. Specifically, the following performance information pertains to the returns of the Hennessy Focus 30 Fund's Original Class shares, a class that is not offered in this Prospectus. Prior to the date of this Prospectus, Institutional Class shares were not offered to investors. The performance of the Institutional Class shares will differ from that shown for the Original Class shares to the extent that the Classes do not have the same expenses or inception dates. The Fund's past performance (before and after taxes) is not necessarily an indication of future performance. Performance may be higher or lower in the future.

CALENDAR YEAR TOTAL RETURNS



For the period shown in the bar chart, the Fund's highest quarterly return was 17.97% for the quarter ended March 31, 2006 and the lowest quarterly return was -7.38% for the quarter ended September 30, 2006.

AVERAGE ANNUAL TOTAL RETURNS

(for the periods ended December 31, 2007)

	One Year	Since Inception (9/17/03)
Hennessy Focus 30 Fund		
Return before taxes	6.69%	16.43%
Return after taxes on distributions[1]	4.19%	15.24%
Return after taxes on distributions and sale of Fund shares[1]	7.46%	14.30%
S&P 500[2, 3]	5.49%	10.73%

[1] The after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax deferred arrangements, such as 401(k) plans or individual retirement accounts. The Fund's return after taxes on distributions and sales of Fund shares may be higher than its return before taxes and after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have resulted.

[2] The S&P 500 is the Standard & Poor's Composite Index of 500 Stocks, a widely recognized unmanaged index of common stocks.

[3] Reflects no deduction for fees, expenses or taxes.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold Institutional Class shares of the Fund.

SHAREHOLDER FEES
(fees paid directly from your investment)

Maximum sales charge *(load)* imposed on purchases . . .None
Maximum deferred sales charge *(load)* . . . . .None
Maximum sales charge *(load)* imposed
  on reinvested dividends and distributions . . . . .None
Redemption fee – 90 days[1]
  (as a percentage of amount redeemed) 1.50%
Exchange fee – 90 days[1]
  (as a percentage of amount exchanged) 1.50%

ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets)

Management Fees 0.74%
Distribution and Service (12b-1) Fees . . . . .None
Other Expenses . . . . .0.30%[2]
Total Annual Fund Operating Expenses 1.04%
Expense Reimbursement . . . .-0.06%[3]
Net Expenses 0.98%

[1] If you exchange or redeem Institutional Class shares you have owned for less than 90 days, the Fund will deduct a fee of 1.50% of the amount redeemed from your redemption proceeds. This fee is payable to the Fund. The transfer agent charges a fee of $15.00 for each wire redemption.

[2] Other Expenses for Institutional Class shares are based on estimated amounts for the current fiscal year.

[3] The Manager has agreed to contractually waive its advisory fee to the extent necessary to insure that Net Expenses do not exceed 0.98% of the average daily net assets of the Fund.

EXAMPLE

This Example is intended to help you compare the cost of investing in Institutional Class shares of this Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in Institutional Class shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that you reinvest all dividends and distributions, that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on the assumptions, your costs would be:

Hennessy Focus 30 Fund Institutional Class

One Year	Three Years	Five Years	Ten Years
$100	$325	$568	$1,266

HENNESSY CORNERSTONE VALUE FUND (HICVX)

Investment Strategy

The Fund invests in large, dividend-paying companies by utilizing a highly disciplined, quantitative formula known as the Cornerstone Value Strategy® (the "Strategy"). The Strategy involves the identification of a universe of large, widely-held companies with strong sales and cash flow known as the Market Leaders Universe™ ("Market Leaders"). From the universe of Market Leaders, the Cornerstone Value Strategy selects the *50 common stocks with the highest dividend yield* as of the date of purchase that also meet the following criteria:

1) **Market capitalization that exceeds the average of the Database**

2) **Number of shares outstanding that exceeds the average of the Database**

3) **12-month sales that are 50% greater than the average of the Database**

4) **Cash flow that exceeds the average of the Database**

Investing professionals often consider relatively high dividend yield a signal that a stock may be undervalued with opportunity for price appreciation. The stocks must also have historical trading volume sufficient to allow the Fund to purchase the required number of shares without materially affecting the share price. The Fund selects its stocks from the universe of stocks in the Standard & Poor's Compustat® Database, excluding utility companies. The Compustat® Database is a robust and comprehensive source of data on publicly traded companies, consisting of domestic and foreign common stocks, and it contains financial, statistical and market data for different regions of the world.

When the Fund began operations, it purchased 50 stocks as dictated by the Cornerstone Value Strategy, based on information at that time. The Fund's holdings of each stock in its portfolio were initially weighted equally by dollar amount, with 2% of the portfolio's assets invested in each of 50 stocks. Since then, the Fund has rebalanced its portfolio annually. Using the Strategy, the universe of stocks is re-screened annually, generally in the winter. Stocks meeting the Strategy's criteria not currently in the portfolio are purchased, and stocks that no longer meet the criteria are sold. Holdings of all stocks in the Fund that continue to meet the criteria are appropriately increased or decreased to result in equal weighting of all stocks in the portfolio.

Through this Strategy, the Fund offers a consistent and disciplined approach to investing, based on a buy and hold philosophy over the course of each year that rejects the idea of market timing. The Manager expects stocks held in the Fund's portfolio to remain the same throughout the course of a year, despite any adverse developments concerning a company, an industry, the economy or the stock market generally. However, if the Manager determines that earnings or other information that form the basis for selecting a stock are false or incorrect, the Manager reserves the right to replace that stock with another stock meeting the criteria of the Strategy. Also, due to purchases and redemptions of Fund shares during the year, changes in the market value of the stock positions in the Fund's portfolio and compliance with federal tax laws, it is likely that stock positions will not be weighted equally at all times during the year.

Dividend Yield

is calculated as the annual dividends paid by a company divided by the price of a share of their stock.

OBJECTIVE: *Total return, consisting of capital appreciation and current income*

Over the course of the year, when the Fund receives new cash flow from the sale of its shares, it will first be used to the extent necessary to meet redemptions. Any remaining cash will be invested in the stocks selected for the Fund using the Strategy as of the most recent rebalancing of the portfolio. This investment will be made in proportion to the current weightings of such stocks in the portfolio and without any intention to rebalance the portfolio on an interim basis. Such purchases will generally be made on a weekly basis, but may be on a more or less frequent basis at the discretion of the Manager, depending on certain factors, including the size of the Fund and the amount of cash to be invested. To the extent redemptions exceed new cash flow into the Fund, the Fund will meet redemption requests by selling securities on a pro rata basis, based on the current weightings of such securities in the portfolio. Thus, interim purchases and sales of securities will be based on current portfolio weightings and will be made without regard to whether or not a particular security continues to meet the criteria of the Strategy.

Foreign Securities. The Fund may invest in foreign securities traded in the U.S. and American Depositary Receipts, or "ADRs," which are dollar-denominated securities of foreign issuers traded in the U.S. The Fund may invest in ADRs through both sponsored and unsponsored arrangements. The issuers of unsponsored ADRs are not obligated to disclose material information in the United States, and therefore, there may not be a correlation between such information and the market value of the ADRs. Investments in securities of foreign issuers increase diversification of the Fund's portfolio and may enhance return, but they also involve some special risks, as described under the following "Principal Risks."

American Depositary Receipts:

ADRs represent an ownership interest in a foreign security and are traded on U.S. exchanges. They are generally issued by a U.S. bank as a substitute for direct ownership of the foreign security.

Total Return: *The return on an investment including income from dividends and interest as well as appreciation or depreciation in the price of the stock, less any expenses and fees incurred.*

The Hennessy Cornerstone Value Fund is ***no-load****, meaning there are no upfront or deferred sales charges.*

Principal Risks

As with any security, there are market and investment risks associated with your investment in the Fund. The value of your investment will fluctuate over time and it is possible to lose money. The principal risks of investing in the Hennessy Cornerstone Value Fund include the following:

Market Risk: The market value of a security may move up or down, and these fluctuations may cause a security to be worth more or less than the price originally paid for it. Market risk may affect a single company, industry, sector of the economy or the market as a whole.

Formula Investing Risk: The Fund will adhere to its Strategy during the course of the year, subject to applicable Securities and Exchange Commission requirements and federal tax requirements relating to mutual funds, despite any adverse developments that may arise. This could result in substantial losses to the Fund, if for example, the stocks selected for the Fund's portfolio for a given year are experiencing financial difficulty, or are out of favor in the market because of weak performance, a poor earnings forecast, negative publicity or general market cycles. The Fund's portfolio is rebalanced annually in accordance with its Strategy, which may result in the elimination of better performing assets from the Fund's investments and increases in investments with relatively lower total return.

Medium Sized Companies Risk: The Fund may invest in medium sized companies, which may have limited liquidity and greater price volatility than larger, more established companies.

Foreign Securities Risk: There are specific risks associated with investing in the securities of foreign companies not typically associated with investing in domestic companies. Risks include fluctuations in the exchange rates of foreign currencies that may affect the U.S. Dollar value of a security, and the possibility of substantial price volatility as a result of political and economic instability in the foreign country.

Performance

The following performance information provides some indication of the risks of investing in the Hennessy Cornerstone Value Fund by showing changes in its performance from year to year and how the Fund's average annual returns compare with those of the S&P 500 Index. Specifically, the following performance information pertains to the returns of the Hennessy Cornerstone Value Fund's Original Class shares, a class that is not offered in this Prospectus. Prior to the date of this Prospectus, Institutional Class shares were not offered to investors. The performance of the Institutional Class shares will differ from that shown for the Original Class shares to the extent that the Classes do not have the same expenses or inception dates. The Fund's past performance (before and after taxes) is not necessarily an indication of future performance. Performance may be higher or lower in the future.

CALENDAR YEAR TOTAL RETURNS



Year	Return
1998	6.59%
1999	6.01%
2000	8.77%
2001	6.60%
2002	-16.03%
2003	28.39%
2004	11.67%
2005	1.91%
2006	20.14%
2007	0.59%

For the period shown in the bar chart, the Fund's highest quarterly return was 17.63% for the quarter ended June 30, 2003 and the lowest quarterly return was -19.37% for the quarter ended September 30, 2002.

AVERAGE ANNUAL TOTAL RETURNS

(for the periods ended December 31, 2007)

	One Year	Five Years	Ten Years	Since Inception (11/1/96)
Hennessy Cornerstone Value Fund				
Return before taxes	0.59%	12.04%	6.87%	7.52%
Return after taxes on distributions[1]	0.19%	11.67%	5.56%	6.27%
Return after taxes on distributions and sale of Fund shares[1]	0.92%	10.51%	5.18%	5.83%
S&P 500[2, 3]	5.49%	12.83%	5.91%	8.56%

[1] The after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax deferred arrangements, such as 401(k) plans or individual retirement accounts. The Fund's return after taxes on distributions and sales of Fund shares may be higher than its return before taxes and after taxes on distributions because it may include a tax benefit resulting from the capital losses that would have resulted.

[2] The S&P 500 is the Standard & Poor's Composite Index of 500 Stocks, a widely recognized unmanaged index of common stock prices.

[3] Reflects no deduction for fees, expenses or taxes.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold Institutional Class shares of the Fund.

SHAREHOLDER FEES

(fees paid directly from your investment)

Maximum sales charge (*load*) imposed on purchases . . .None

Maximum deferred sales charge (*load*) . . . . .None

Maximum sales charge (*load*) imposed on reinvested dividends and distributions . . . . .None

Redemption fee – 90 days[1]
(*as a percentage of amount redeemed*) 1.50%

Exchange fee – 90 days[1]
(*as a percentage of amount exchanged*) 1.50%

ANNUAL FUND OPERATING EXPENSES

(expenses that are deducted from Fund assets)

Management Fees 0.74%

Distribution and Service (*12b-1*) Fees . . . . .None

Other Expenses . . . . .0.28%[2]

Total Annual Fund Operating Expenses 1.02%

Expense Reimbursement . . . .-0.04%[3]

Net Expenses 0.98%

[1] If you exchange or redeem Institutional Class shares you have owned for less than 90 days, the Fund will deduct a fee of 1.50% of the amount redeemed from your redemption proceeds. This fee is payable to the Fund. The transfer agent charges a fee of $15.00 for each wire redemption.

[2] Other Expenses for Institutional Class shares are based on estimated amounts for the current fiscal year.

[3] The Manager has agreed to contractually waive its advisory fee to the extent necessary to insure that Net Expenses do not exceed 0.98% of the average daily net assets of the Fund.

EXAMPLE

This Example is intended to help you compare the cost of investing in Institutional Class shares of this Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in Institutional Class shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that you reinvest all dividends and distributions, that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on the assumptions, your costs would be:

Hennessy Cornerstone Value Fund Institutional Class

One Year	Three Years	Five Years	Ten Years
$100	$321	$559	$1,244

ADDITIONAL INVESTMENT INFORMATION

In order to provide a degree of flexibility, each Fund may change its investment objective without obtaining shareholder approval. An investment objective is not a guarantee. None of the Funds take temporary defensive positions. The Statement of Additional Information for the Funds, which is incorporated by reference into this Prospectus, contains a description of the Funds' policies and procedures respecting disclosure of their portfolio holdings.

HISTORICAL PERFORMANCE
of The Funds' Strategies & Formulas

The following charts compare the total return of each of the Funds' Strategies and Formulas with the returns of the S&P 500 Index for each of the last ten years. For the Cornerstone Growth Fund, Series II and Focus 30 Fund, the performance is that of a hypothetical portfolio of the Original Class of shares managed in accordance with the dictates of the applicable strategy for the historical periods indicated and the actual performance of the Original Class of the Funds since their inception. For the historical periods, the strategy employed by the Cornerstone Growth Fund, Series II assumes a June 30 rebalance date and the strategy employed by the Focus 30 Fund assumes a September 30 rebalance date. For the Cornerstone Growth Fund and Cornerstone Value Fund the performance is the actual performance of the Original Class of these Funds.

The hypothetical returns have been developed and tested by the Manager, but have not been verified by any third party and are unaudited. The performance information is based on data supplied by the Manager or from statistical services, reports or other sources which the Manager believes are reliable.

Actual performance of a Fund may differ from the performance of the hypothetical portfolio for the following reasons: the Fund may not be fully invested at all times; not all stocks in the Fund's portfolio may be weighted equally at all times due to appreciation or depreciation in a stock's value; purchases and sales of stocks for the Fund's portfolio are likely to occur between annual rebalancing dates due to cash inflows and outflows (from purchases and redemptions of Fund shares) during the year; the actual rebalancing dates vary slightly from year to year; in managing the Funds, Hennessy Advisors, Inc. may make limited modifications to the strategies or formulas as necessary to comply with federal tax laws; and the returns of the portfolio do not reflect the fees, commission costs or expenses borne by the Fund. The performance of the hypothetical portfolios would have been lower if the fees, commission costs and expenses had been deducted. The actual performance shown (since inception) is net of fees and expenses.

For the hypothetical portfolios, returns do not represent actual trading or reflect the impact that material economic and market factors might have had on the Manager's decision-making under actual circumstances. However, except as described above, the Manager can presently foresee no circumstance that would cause deviation from the Strategies and Formulas in managing the Funds. The returns set forth below reflect reinvestment of dividends and other earnings. All returns shown reflect reinvestment of dividends and other earnings. Past performance, hypothetical or actual, does not guarantee future results. Average annual return represents the annual rate, which, if earned each year in a multiple year period, would produce the cumulative rate of return over that period.

HENNESSY CORNERSTONE GROWTH FUND[1]

	1998*	1999*	2000*	2001*	2002*	2003*	2004*	2005*	2006*	2007*	Total*
Cornerstone Growth	3.67%	37.72%	5.30%	12.15%	-4.71%	45.82%	16.65%	11.96%	10.42%	-2.18%	136.80%
S&P 500 Index	28.58%	21.04%	-9.10%	-11.89%	-22.10%	28.68%	10.88%	4.91%	15.80%	5.49%	72.29%



GROWTH OF $10,000

$33,050
$17,755

AVERAGE ANNUAL RETURN



STANDARD DEVIATION

15.48% 16.41%

■ Cornerstone Growth Fund
■ S&P 500 Index

Standard Deviation measures an investment's volatility or "risk." The greater the standard deviation, the more variable the rate of return.

HENNESSY CORNERSTONE GROWTH FUND, SERIES II[1]

	1998	1999	2000	2001	2002	2003	2004	2005**	2006*	2007*	Total
Cornerstone Growth, Series II	6.11%	28.26%	14.51%	4.43%	-14.99%	88.84%	18.36%	16.70%	5.23%	-6.45%	161.00%
S&P 500 Index	28.58%	21.04%	-9.10%	-11.89%	-22.10%	28.68%	10.88%	4.91%	15.80%	5.49%	72.29%



GROWTH OF $10,000

$35,526
$17,755

AVERAGE ANNUAL RETURN



STANDARD DEVIATION

26.97% 16.41%

■ Cornerstone Growth Fund, Series II
■ S&P 500 Index

Standard Deviation measures an investment's volatility or "risk." The greater the standard deviation, the more variable the rate of return.

[1] The hypothetical performance for the Original Class of the Cornerstone Growth, Series II Strategy assumes a June 30 rebalance date. The actual performance of the Original Class of the Hennessy Cornerstone Growth Fund differs from that of the Hennessy Cornerstone Growth Fund, Series II primarily because the Hennessy Cornerstone Growth Fund rebalances during the winter, and the Hennessy Cornerstone Growth Fund Series II rebalances during the summer.

* Actual returns of Original Class shares of the Fund, net of fees and expenses.

** For the period from January 1, 2005 through June 30, 2005, returns are hypothetical. For the period from July 1, 2005 through December 31, 2005, returns are based on actual performance of the Original Class shares of the Fund.

HENNESSY FOCUS 30 FUND[1]

	1998	1999	2000	2001	2002	2003**	2004*	2005*	2006*	2007*	Total
Focus 30 Fund	22.72%	4.44%	18.20%	6.01%	7.89%	37.83%	14.10%	32.74%	11.91%	6.69%	162.55%
S&P 500 Index	28.58%	21.04%	-9.10%	-11.89%	-22.10%	28.68%	10.88%	4.91%	15.80%	5.49%	72.29%



GROWTH OF $10,000

$43,193
$17,755

STANDARD DEVIATION

11.01%   16.41%

Standard Deviation measures an investment's volatility or "risk." The greater the standard deviation, the more variable the rate of return.

AVERAGE ANNUAL RETURN

	1-Year	3-Year	5-Year	10-Year
Focus 30 Fund	6.69%	16.59%	20.04%	15.76%
S&P 500 Index	5.49%	8.62%	12.83%	5.91%

■ Focus 30 Fund
■ S&P 500 Index

HENNESSY CORNERSTONE VALUE FUND

	1998*	1999*	2000*	2001*	2002*	2003*	2004*	2005*	2006*	2007*	Total*
Cornerstone Value	6.59%	6.01%	8.77%	6.60%	-16.03%	28.39%	11.67%	1.91%	20.14%	0.59%	74.64%
S&P 500 Index	28.58%	21.04%	-9.10%	-11.89%	-22.10%	28.68%	10.88%	4.91%	15.80%	5.49%	72.29%



GROWTH OF $10,000

$19,426
$17,755

STANDARD DEVIATION

11.19%   16.41%

Standard Deviation measures an investment's volatility or "risk." The greater the standard deviation, the more variable the rate of return.

AVERAGE ANNUAL RETURN

	1-Year	3-Year	5-Year	10-Year
Cornerstone Value Fund	0.59%	7.19%	12.04%	6.87%
S&P 500 Index	5.49%	8.62%	12.83%	5.91%

■ Cornerstone Value Fund
■ S&P 500 Index

---

[1] The hypothetical performance for the Original Class of the Hennessy Focus 30 Strategy assumes a September 30 rebalance date.

* Actual returns of Original Class shares of the Fund, net of fees and expenses.

** For the period January 1, 2003 through September 16, 2003, returns are hypothetical. For the period September 17, 2003 through December 31, 2003, returns are based on actual performance of the Original Class shares of the Fund.

(8 0 0) 9 6 6 - 4 3 5 4

MANAGEMENT OF THE FUNDS

Investment Advisor

Hennessy Advisors, Inc. is the investment manager of each of the Hennessy Funds. The Manager's address is 7250 Redwood Blvd., Suite 200, Novato, CA 94945.

The Manager has been providing investment advisory services since 1989. The Manager furnishes each Fund with office space and certain administrative services and provides most personnel needed by the Funds.

Neil J. Hennessy is primarily responsible for day-to-day management of the portfolio of each Fund and for developing and executing each Fund's investment program. Mr. Hennessy is committed to the Strategy Indexing® and formula-based investing programs utilized by the Funds. Mr. Hennessy has been the President and a Director of the Manager, a registered investment advisor, since its organization in 1989.

The Statement of Additional Information for the Funds, which is incorporated by reference into this Prospectus, provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager and the portfolio manager's ownership of securities in the Funds.

Management Fee

For its services, each Fund pays the Manager a monthly management fee based upon its average daily net assets. As of the fiscal year ended October 31, 2007, the Funds paid advisory fees as follows (as of the date of this Prospectus, no Institutional Class shares have yet been offered to the public):

FUND	ADVISORY FEE
Hennessy Cornerstone Growth Fund	0.74%
Hennessy Cornerstone Growth Fund, Series II	0.74%
Hennessy Focus 30 Fund	0.74%
Hennessy Cornerstone Value Fund	0.74%

A discussion regarding the basis for the Board of Directors approving the investment advisory agreements with the Manager is available in the semi-annual report of the Funds to shareholders for the most recent period ended April 30. As noted above, the Manager has agreed to contractually waive its advisory fee to the extent necessary to insure that "Net Expenses" for the Institutional Class shares of each Fund do not exceed 0.98% of the average daily net assets.

Shareholder Servicing Agreement

Each of the Funds offers two Classes of shares, Original and Institutional. The two Classes, which represent interests in the same portfolio of investments and have the same rights, differ primarily in the expenses to which they are subject and required investment minimums. Original Class shares are subject to a monthly servicing fee paid to the Manager at an annual rate of 0.10% of the average daily net assets of the applicable Fund. The Institutional Class shares are not subject to any servicing fees.

Payments to Financial Intermediaries

The Advisor may pay additional compensation (at its own expense and not as an expense of the Funds) to certain brokers, dealers or other financial intermediaries in connection with the sale or retention of Fund shares and/or shareholder servicing. These payments may be made to intermediaries that provide shareholder servicing and marketing support. You should ask your financial intermediary for more details about any such payments it receives. Notwithstanding the payments described above, the Advisor is prohibited from considering a broker-dealer's sale of Fund shares in selecting such broker-dealer for the execution of Fund portfolio transactions, except as may be specifically permitted by law.

SHAREHOLDER INFORMATION

Pricing of Fund Shares

The price you will pay to buy Fund shares or the amount you will receive when you sell your Fund shares is called the net asset value ("NAV"). This is calculated by dividing each Fund's assets, minus its liabilities, by the number of shares outstanding. The NAV of each Fund's shares is normally determined as of the close of regular trading on the New York Stock Exchange ("NYSE"), which is normally 4:00 P.M. Eastern time/1:00 P.M. Pacific time. Fund shares will not be priced on days that the NYSE is closed for trading (including certain U.S. holidays). Each Fund calculates its NAV based on the market prices of the securities (other than money market instruments) it holds. Each Fund values most money market instruments it holds at their amortized cost.

If market quotations are not available, a Fund will value securities at their fair value pursuant to the procedures established by and under the supervision of the Board of Directors. The fair value of a security is the amount which the Fund might reasonably expect to receive upon a current sale. The fair value of a security may differ from the last quoted price and the Fund may not be able to sell a security at the fair value. Market quotations may not be available, for example, if trading in particular securities was halted during the day and not resumed prior to the close of trading on the NYSE.

Each Fund will process purchase and redemption orders received by U.S. Bancorp Fund Services, LLC (the "Transfer Agent") prior to the close of regular trading on a day that the NYSE is open at the NAV determined later that day. It will process purchase and redemption orders that it receives after the close of regular trading at the NAV determined at the close of regular trading on the next day the NYSE is open. If an investor sends a purchase or redemption request to the Funds' corporate address, instead of to its Transfer Agent, the Funds will forward it as promptly as practicable to the Transfer Agent, and the effective date of the purchase or redemption request will be delayed until the purchase or redemption request is received by the Transfer Agent.

Institutional Shares and Account Minimum Investments

Institutional Class shares are available only to shareholders who invest directly in the Funds or who invest through a broker-dealer, financial institution or servicing agent that does not receive a distribution or servicing fee from the Funds or the Manager. There is also a higher minimum initial investment requirement for Institutional Class shares, as described below. If you qualify as a purchaser of Institutional Class shares, but your account is invested in Original Class shares, you may convert your Original Class shares to Institutional Class shares based on the relative net asset values of the two Classes on the conversion date.

The minimum initial investment in Institutional Class shares of each Fund is $250,000. There is a $100 subsequent investment requirement for all of the Funds. A $100 minimum exists for each additional investment made through the Automatic Investment Plan for all Funds. The Funds reserve the right to waive or reduce the minimum initial investment amount for Institutional Class shares for purchases made through certain retirement, benefit and pension plans, or for certain classes of shareholders. For investors purchasing Institutional Class shares through a broker-dealer, financial institution or servicing agent, shareholder purchases may be aggregated to meet the minimum initial investment amount. The Manager, in its discretion, may take into account the aggregate assets that a shareholder has in determining if the shareholder meets the minimum initial investment amount.

Market Timing Policy

Frequent purchases and redemptions of a Fund's shares by a shareholder may harm other shareholders of that Fund by interfering with efficient management of the Fund's portfolio, increasing brokerage and administrative costs,

FOR QUESTIONS PLEASE CALL

The Hennessy Funds
1-800-966-4354 or
1-415-899-1555
10 A.M. - 7 P.M. Eastern Time
7 A.M. - 4 P.M. Pacific Time

US Bank, Transfer Agent for the Funds
1-800-261-6950 or
1-414-765-4124
9 A.M. - 8 P.M. Eastern Time
6 A.M. - 5 P.M. Pacific Time

and potentially diluting the value of their shares. Accordingly, the Board of Directors discourages frequent purchases and redemptions of shares of the Funds by:

- Reserving the right to reject any purchase order for any reason or no reason, including purchase orders from potential investors that the Funds believe might engage in frequent purchases and redemptions of shares of the Funds.
- Imposing a 1.50% redemption fee on redemptions and exchanges that occur within 90 days of the share purchase.

The redemption fee applies to all investors including those in traditional and Roth IRA's. However, the redemption fee does not apply to shares held in 401(k), 403(b), 457, Keogh, profit sharing, SIMPLE IRA, SEP-IRA and money purchase pension retirement plan accounts. Except for shares held by the aforementioned retirement plans, the redemption fee applies to shares held in omnibus accounts at intermediaries, such as broker-dealers and third party administrators. The Funds rely on these intermediaries to determine when a redemption occurs within 90 days of purchase. The right to reject a purchase order applies to any order, including an order placed from an omnibus account. Although the Funds have taken steps to discourage frequent purchases and redemptions of Fund shares, they cannot guarantee that such trading will not occur.

Telephone Privileges

The Funds offer the ability to redeem or exchange shares or purchase additional shares via telephone. If you do not wish to have these telephone privileges on your account, please decline this option in the Account Application. Otherwise, the telephone privileges will be available on your account.

How To Purchase Shares

Shares of the Funds have not been registered for sale outside of the United States. The Funds do not sell shares to non United States citizens. United States citizens living abroad may purchase shares of the Funds only if they have a social security number and a physical address (not a P.O. box) within the United States. The only exception is for United States military with an APO or FPO address.

You may purchase shares of the Funds by check or wire. The Funds will not accept payment in cash or money orders. All purchases must be in U.S. dollars, and all checks must be drawn on U.S. banks. In addition, cashiers checks in the amounts of less than $10,000 will not be accepted. To prevent check fraud, the Funds will not accept third party checks, Treasury checks, credit card checks, traveler's checks or starter checks for the purchase of shares. In addition, the Funds

cannot accept post dated checks, post dated on-line bill pay checks, or any conditional order or payment.

The Funds will not issue certificates evidencing shares purchased. Instead, the Funds will send investors a written confirmation for all purchases of shares. Shares of the Funds have not been registered for sale outside of the United States. The Funds reserve the right to reject any purchase in whole or in part.

In compliance with the USA Patriot Act of 2001, please note that the Transfer Agent will verify certain information on your Account Application as part of the Funds' Anti-Money Laundering Compliance Program. As requested on the application, you should supply your full name, date of birth, social security number and permanent street address. Permanent addresses containing a P.O. Box will not be accepted, although an alternate mailing address including a P.O. Box may be established. Please contact the Hennessy Funds at 1-800-966-4354 or 1-415-899-1555 if you need additional assistance when completing your application. If we do not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Funds reserve the right to close the account within five business days if clarifying information/documentation is not received.

HOW DO I PURCHASE SHARES BY CHECK?

If you are making an initial investment in a Fund, simply complete the appropriate Account Application and mail it with a check, made payable to "Hennessy Funds," to:

For regular mail delivery:	For overnight delivery:
Hennessy Funds	Hennessy Funds
c/o U.S. Bancorp Fund Services	c/o U.S. Bancorp Fund Services
P.O. Box 701	615 East Michigan St., 3rd Floor
Milwaukee, WI 53201-0701	Milwaukee, WI 53202-5207

The Funds do not consider the U.S. Postal Service or other independent delivery services to be their agents. Therefore, deposit in the mail or with such services or receipt at the U.S. Bancorp Fund Services, LLC post office box of purchase applications or redemption requests does not constitute receipt by the Transfer Agent.

Subsequent investments must be accompanied by a letter indicating the name(s) in which the account is registered and the account number or by the remittance portion of the account statement and returned to one of the above addresses.

The Transfer Agent will charge a $25.00 fee against a shareholder's account in addition to any loss sustained by a Fund for any payment, check or electronic funds transfer returned to the Transfer Agent.

HOW DO I PURCHASE SHARES BY WIRE?

A completed Account Application must be sent to the Transfer Agent by U.S. mail or overnight courier to one of the addresses listed above prior to wiring funds. If you are making an initial investment in a Fund, please contact the Transfer Agent at 1-800-261-6950 or 1-414-765-4124 between 9:00 A.M. and 8:00 P.M Eastern time/6:00 A.M. and 5:00 P.M. Pacific time, on a day when the NYSE is open for trading to make arrangements with a service representative to submit your completed application via mail, overnight delivery or fax. Upon receipt of your application, your account will be established and a service representative will contact you within 24 hours to provide an account number and wiring instructions. If you are making a subsequent purchase, prior to wiring funds, you should be sure to notify the Transfer Agent. U.S. Bank must receive wired funds prior to the close of regular trading on the NYSE (4:00 P.M. Eastern time/1:00 P.M. Pacific time) to receive same day pricing. Wired funds received after that time will be processed the following day with the following day's pricing. The Funds are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system.

All wires should specify the name of the Fund, the name(s) in which the account is registered, the account number and the amount being wired for Institutional class shares of the Fund. It is essential that your bank include complete information about your account in all wire instructions. Your bank may charge you a fee for sending a wire to the Funds.

To ensure prompt and accurate credit upon receipt of your wire, your bank should transmit immediately available funds by wire in your name to:

Hennessy Funds

c/o U.S. Bank, N.A.	Credit: U.S. Bancorp Fund Services LLC
777 E. Wisconsin Ave.	Account Number: 112-952-137
Milwaukee, WI 53202	Further Credit: Mutual fund name, shareholder
ABA# 075000022	name and account number

CAN I PURCHASE SHARES THROUGH BROKER-DEALERS?

You may buy, sell and exchange shares of the Funds through certain brokers (and their agents) that have made arrangements with the Funds to sell their shares. When you place your order with such a broker or its authorized agent, your order is treated as if you had placed it directly with the Transfer Agent, and you will pay or receive the next price calculated by the Funds. The broker (or its agent) holds your shares in an omnibus account in the broker's (or its agent's) name, and the broker (or its agent) maintains your individual ownership records. The

Manager may pay the broker (or its agent) for maintaining these records as well as providing other shareholder services. The broker (or its agent) may charge you a fee for handling your order. The broker (or its agent) is responsible for processing your order correctly and promptly, keeping you advised regarding the status of your individual account, confirming your transactions and ensuring that you receive copies of the Funds' prospectus.

To inquire about an agreement, broker-dealers should call the Funds at 1-800-966-4354 or 1-415-899-1555.

TELEPHONE PURCHASE

You may purchase additional shares of the Funds by calling 1-800-261-6950 or 1-414-765-4124. Unless you have elected to decline telephone privileges on your Account Application, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. You must have banking information established on your account prior to making a purchase. Each telephone purchase for additional shares must be in the amount of $100 or more. If your order is received prior to the close of trading on the NYSE, your shares will be purchased at the net asset value calculated on that date.

Automatic Investment Plan

For your convenience, each Fund offers an Automatic Investment Plan. This plan allows money to be moved from the shareholder's bank account to the shareholder's Fund account on a systematic schedule (e.g., monthly, bimonthly, quarterly or annually) that the shareholder selects. After your initial investment in a Fund, you may authorize that Fund to withdraw amounts of $100 or more.

If you wish to enroll in this plan, complete the appropriate section on the initial Account Application, or complete the Automatic Investment Plan Application. You may call the Fund at 1-800-966-4354 or 1-415-899-1555 and request an application, or the application can be found at www.hennessyfunds.com. Signed applications should be received by the Transfer Agent at least 15 business days prior to your initial transaction. The Transfer Agent will charge you a $25 fee if the automatic investment cannot be made due to insufficient funds, stop payment or for any other reason. The Funds may terminate or modify this privilege at any time. Any request to change or terminate an Automatic Investment Plan should be submitted to the Transfer Agent by telephone at 1-800-261-6950 or 1-414-765-4124 or in written form five days prior to the effective date.

Retirement Plans

You may invest in the Funds under the following retirement plans:

- Coverdell Education Savings Account
- Traditional IRA
- Roth IRA
- SEP-IRA for sole proprietors, partnerships and corporations
- SIMPLE-IRA

The Funds recommend that investors consult with a financial and/or tax advisor regarding IRAs before investing in them. The annual IRA maintenance fee is $15 (capped at $30 per social security number). The fee for a transfer, distribution or recharacterization of an IRA is $25 per transaction. Complete details on fees are outlined in Our Individual Retirement Account & Coverdell Education Savings Account Disclosure Statement.

How To Sell Shares

You may sell (redeem) your Fund shares on any day the Funds and the NYSE are open for business either directly through the Funds or through your investment representative. Redemptions that are received no later than 4:00 P.M. Eastern time/1:00 P.M. Pacific time will be priced and processed as of the close of business on that day. Requests received after that time will be processed as of the close of business on the next business day.

HOW DO I SELL SHARES BY MAIL?

You may redeem your shares by sending a written request to the Transfer Agent. After your request is received in "good order," the Fund will redeem your shares at the next NAV. To be in "good order," redemption requests must include the following: (i) the name of your Fund account; (ii) the account number; (iii) the number of Institutional Class shares of the Fund or the dollar value of Institutional Class shares of the Fund to be redeemed; (iv) any signature guarantees that are required; and (v) any additional documents that might be required for redemptions by corporations, executors, administrators, trustees, guardians or other similar shareholders. In addition, please specify whether proceeds are to be sent by mail, wire or electronic funds transfer through the Automated Clearing House (ACH) network to the bank account that you have designated on your Account Application. To add wire instructions to an account at the time of the redemption, a signature guarantee is required. The letter should be signed by all shareholders whose names appear on the account registration. Corporate and institutional investors and fiduciaries should contact the Transfer Agent to ascertain

what additional documentation is required. Please see the following section "When are signature guarantees required?"

HOW DO I SELL SHARES BY TELEPHONE?

Unless you have declined telephone privileges on your account, you may redeem all or some of your shares, up to a maximum of $100,000, by calling the Transfer Agent at 1-800-261-6950 or 1-414-765-4124 between 9:00 A.M. and 8:00 P.M. Eastern time/6:00 A.M. and 5:00 P.M. Pacific time, on a day when the NYSE is open for trading. Redemption requests received no later than 4:00 P.M. Eastern time/1:00 P.M. Pacific time will be priced and processed as of the close of business on that day. Requests received after that time will be processed as of the close of business on the next business day. Telephone redemptions will not be accepted for retirement accounts.

When you establish telephone privileges, you are authorizing the Funds and the Transfer Agent to act upon the telephone instructions of the person or persons you have designated in your Account Application. Redemption proceeds will be transferred to the bank account you have designated on your Account Application.

Before acting on instructions received by telephone, the Funds and the Transfer Agent will use reasonable procedures to confirm that the telephone instructions are genuine. These procedures may include recording the telephone call and asking the caller for a form of personal identification. If the Funds and the Transfer Agent follow these reasonable procedures, they will not be liable for any loss, expense, or cost arising out of any telephone transaction request that is reasonably believed to be genuine. This includes any fraudulent or unauthorized request. The Funds may change, modify or terminate these privileges at any time upon written notice to shareholders. The Funds may suspend temporarily the redemption privilege in emergency situations or in cases where, in the judgment of the Funds, continuation of the privilege would be detrimental to the Funds and their shareholders. Such temporary suspension can be without prior notification to shareholders.

You may request telephone redemption privileges after your account is opened by writing to the Transfer Agent at one of the addresses set forth under "How Do I Purchase Shares by Check?" above. Your written request for telephone privileges must include the Fund name and account number and must be signed by the registered owner(s) of the account. A signature guarantee may also be required. Please contact the Transfer Agent at 1-800-261-6950 before sending your instruction.

You may have difficulties in making a telephone redemption during periods of abnormal market activity. If this occurs, you may make your redemption request in writing.

WHEN ARE SIGNATURE GUARANTEES REQUIRED?

To protect the Funds and their shareholders, a signature guarantee is required in the following situations:

- The redemption request includes a change of address, or a change of address request was received by the Transfer Agent within the last 30 days;
- The redemption proceeds are to be sent to a person, address or bank account not on record;
- When establishing or modifying certain services on the account;
- Account ownership is changed;
- IRA transfer.

In addition to the situations described above, the Funds and/or the Transfer Agent may require a signature guarantee in other instances based on the circumstances relative to the particular situation.

Signature guarantees will generally be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program and the Securities Transfer Agents Medallion Program ("STAMP"). **A notarized signature is not an acceptable substitute for a signature guarantee.**

The Funds may waive the signature guarantee for employees and affiliates of the Manager, the Distributor (as defined below), the Administrator (as defined below) and family members of the foregoing.

WHEN WILL I RECEIVE MY REDEMPTION PROCEEDS?

Payment of your redemption proceeds will be made promptly, but not later than seven days after the receipt of your written request in proper form as discussed in this Prospectus. If you did not purchase your shares by wire, the Funds may delay payment of your redemption proceeds for up to 15 days from date of purchase or until your check has cleared, whichever occurs first.

If you redeem by phone, payment will usually be made on the next business day. You may have a check sent to you at your address of record, proceeds may be wired to your predetermined bank account, or funds may be sent via electronic funds transfer through the Automated Clearing House (ACH) network to the pre-determined bank account. The minimum amount that may be wired is $1,000. You will be charged a wire transfer fee of $15. This fee will be deducted from your redemption proceeds

for a complete redemption, or deducted from your remaining balance for a partial redemption and paid to the Transfer Agent to cover costs associated with the transfer. In addition, your bank may charge a fee for receiving wires. There is no charge to receive redemption proceeds via the ACH network, however credit may not be available for 2-3 business days.

Each Fund has the right to pay redemption proceeds to you in whole or in part by a distribution of securities from the Fund's portfolio. It is not expected that the Funds would do so except in unusual circumstances. If any Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash.

WHEN WILL I PAY A REDEMPTION FEE?

Each Fund will assess a 1.50% fee on redemptions and exchanges of Fund shares purchased and held for less than 90 days. This fee will be paid to the Fund to help offset transactions costs. In determining the 90-day holding period, the Funds will use the "first-in, first-out" method. Under this method, the date of redemption or exchange will be compared with the earliest purchase date of shares held in your account. If those shares were held for less than 90 days, the fee will be assessed. This fee does not apply to: (i) any shares purchased through reinvested dividends or capital gains or (ii) shares held in 401(k), 403(b), 457, Keogh, profit sharing, SIMPLE IRA, SEP-IRA and money purchase pension retirement plan accounts. The redemption fee applies to Traditional IRAs and Roth IRAs.

CAN MY ACCOUNT BE INVOLUNTARILY CONVERTED?

If your Institutional Class shares account balance falls below $250,000 for any reason, you will be given 60 days to make additional investments so that your account balance is $250,000 or more. If you do not, the Funds may convert your Institutional Class shares into Original Class shares, at which time your account will be subject to the involuntary redemption policies and procedures for Original Class shares. Any such conversion will occur at the relative net asset value of the two share Classes, without the imposition of any fees or other charges. Where a retirement plan or other financial intermediary holds Institutional Class shares on behalf of its participants or clients, the above policy applies to any such participants or clients when they roll over their accounts with the retirement plan or financial intermediary into an individual retirement account and they are not otherwise eligible to purchase Institutional Class shares.

How To Exchange Shares

You may exchange Institutional Class shares of any Fund for shares of any other Hennessy Fund any day the Funds and the NYSE are open for business. Exchange requests received no later than 4:00 P.M. Eastern time/1:00 P.M. Pacific time will be priced and processed as of the close of business on that day. Requests received after that time will be processed as of the close of business on the next business day. Please keep in mind each Fund's minimum investment of $250,000 when determining the number of shares you want to exchange. Prior to making an exchange into any other Hennessy Fund, you should obtain and carefully read that Fund's prospectus.

You may also exchange Institutional Class shares of any Fund for shares of the First American Prime Obligations Fund, a money market mutual fund not affiliated with any of the Hennessy Funds or the Manager. The exchange privilege does not constitute an offering or recommendation on the part of the Funds or the Manager of an investment in the First American Prime Obligations Fund. Prior to making an exchange into the First American Prime Obligations Fund, you should obtain and carefully read that fund's prospectus, which may be obtained by calling 1-800-966-4354 or 1-415-899-1555. If you exchange your Fund shares into shares of the First American Prime Obligations Fund, you may establish checkwriting privileges on that money market account. Contact the Transfer Agent at 1-800-261-6950 or 1-414-765-4124 for a checkwriting application and signature card.

The Funds reserve the right on notice to shareholders to limit the number of exchanges that can be made in any year to avoid excess Fund expenses. The Funds reserve the right to reject any exchange order. The Funds may modify or terminate the exchange privilege upon written notice to shareholders. Each Fund may suspend temporarily the exchange privilege in emergency situations or in cases where, in the judgment of the Fund, continuation of the privilege would be detrimental to the Fund and its shareholders. Such temporary suspension can be without prior notification to shareholders. Exchanges of Fund shares purchased and held for less than 90 days will be assessed a 1.50% fee (see "When Will I Pay a Redemption Fee" in the "How To Sell Shares" section above for more details). You may have a taxable gain or loss as a result of an exchange because the Internal Revenue Code treats an exchange as a sale of shares.

HOW DO I EXCHANGE SHARES BY MAIL?

You may exchange your Fund shares simply by sending a written request to the Transfer Agent. You should give the name of your Fund account, account number, the number of Fund shares or the dollar value of Fund shares to be exchanged, and the name of the other fund into which the exchange is being made. If you have an existing account with the other fund, you should also give the name and account number for that fund. The letter should be signed by all shareholders whose names appear on the account registration.

HOW DO I EXCHANGE SHARES BY TELEPHONE?

Unless you have declined telephone privileges on your Account Application, you may also exchange Fund shares by calling the Transfer Agent at 1-800-261-6950 or 1-414-765-4124 before the close of regular trading on the NYSE, which presently is 4:00 P.M. Eastern time/1:00 P.M. Pacific time. If you are exchanging shares by telephone, you will be subject to certain identification procedures, which are listed below under "How Do I Sell Shares by Telephone?". Telephone requests for exchanges will not be accepted with respect to shares represented by certificates.

Systematic Cash Withdrawal Program

The Funds' Original Class shares may be redeemed through the Systematic Cash Withdrawal Program. The Systematic Cash Withdrawal Program is not available for redemption of Institutional Class shares.

Dividends, Distributions & Taxes

The Funds will make distributions of dividends and capital gains, if any, annually, usually in November or December of each year.

You have three distribution options:

- Automatic Reinvestment Option – Both dividend and capital gains distributions will be reinvested in additional Fund shares.
- Cash Dividend Option – Your dividends will be paid in cash and your capital gains distributions will be reinvested in additional Fund shares.
- All Cash Option – Both dividend and capital gains distributions will be paid in cash.

If you elect to receive distributions and or capital gains paid in cash, and the U.S. Postal Service cannot deliver the check, or if a check remains outstanding for six months, the Funds reserve the right to reinvest the distribution check in your account, at the current NAV of the applicable fund, and to reinvest all subsequent distributions.

You may make this election on the Account Application. You may change your election by writing to the Transfer Agent or by calling 1-800-261-6950 or 1-414-765-4124.

Each Fund's distributions, whether received in cash or additional shares of the Fund, may be subject to federal and state income tax. These distributions may be taxed as ordinary income, dividend income or capital gains (which may be taxed at different rates depending on the length of time the Fund holds the assets generating the capital gains).

If you exchange or sell your Fund shares, it is considered a taxable event for you. Depending on the purchase price and the sale price of the shares you exchange or sell, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transaction.

Householding

To help keep the Funds' costs as low as possible, we deliver a single copy of most financial reports and prospectuses to shareholders who share an address, even if the accounts are registered under different names. This process, known as "householding," does not apply to account statements. You may, of course, request an individual copy of a prospectus or financial report at any time. If you would like to receive separate mailings, please call the Transfer Agent at 1-800-261-6950 or 1-414-765-4124 and we will begin individual delivery within 30 days of your request. If your account is held through a financial institution or other intermediary, please contact them directly to request individual delivery.

FINANCIAL HIGHLIGHTS

Information is not provided for the Institutional Class shares offered in this Prospectus because the public offering of these shares had not commenced as of the date of this Prospectus.

PRIVACY POLICY

We collect the following non-public personal information about you:

- information we receive from you on or in applications or other forms, correspondence, or conversations, including, but not limited to, your name, address, phone number, social security number, assets, income and date of birth;

  and

- information about your transactions with us, our affiliates, or others, including, but not limited to, your account number and balance, payment history parties to transactions, cost basis information and other financial information.

We do not disclose any non-public personal information about our current or former shareholders to nonaffiliated third parties, except as permitted by law. For example, we are permitted by law to disclose all of the information we collect, as described above, to our Transfer Agent to process your transactions. Furthermore, we restrict access to your non-public personal information to those persons who require such information to provide products or services to you. We maintain physical, electronic and procedural safeguards that comply with federal standards to guard your non-public personal information.

In the event that you hold shares of the Fund(s) through a financial intermediary, including, but not limited to, a broker-dealer, bank or trust company, the privacy policy of your financial intermediary would govern how your non-public personal information would be shared with nonaffiliated third parties.

FUND SYMBOLS, CUSIPS AND SEC FUND IDENTIFIERS

The Institutional Class Shares of the Hennessy Funds have the following fund symbols, cusips and SEC fund identifiers:

Fund	Symbol	Cusip	SEC Fund Identifier	
			Series	Class
Hennessy Cornerstone Growth Fund	HICGX	425888500	S000000838	C000060822
Hennessy Cornerstone Growth Fund, Series II	HINLX	42588P304	S000000837	C000060825
Hennessy Focus 30 Fund	HIFTX	425888609	S000000839	C000060823
Hennessy Cornerstone Value Fund	HICVX	425888401	S000000840	C000060824

Not part of prospectus.

To learn more about the Funds you may want to read the Funds' Statement of Additional Information (or "SAI"), which contains additional information about the Funds. The Funds have incorporated by reference the SAI into the Prospectus. This means that you should consider the contents of the SAI to be part of the Prospectus.

You also may learn more about the Funds' investments by reading the Funds' annual and semi-annual reports to shareholders. The annual report includes a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during their last fiscal year.

The SAI is available, and the annual and semi-annual reports will be available, to shareholders and prospective investors, without charge, upon request, simply by calling 1-800-966-4354. The Funds also make available the SAI and the annual and semi-annual reports, free of charge, on their Internet website (http://www.hennessyfunds.com).

Prospective investors and shareholders who have questions about the Funds may also call the above number or write to the following address:

> **The Hennessy Funds**
> 7250 Redwood Blvd.
> Suite 200
> Novato, CA 94945

The general public can review and copy information about the Funds (including the SAI) at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. (Please call 1-202-992-8090 for information on the operations of the Public Reference Room.) Reports and other information about the Funds are also available on the EDGAR Database on the Securities and Exchange Commission's Internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov., or by writing to:

> **Public Reference Section**
> Securities and Exchange Commission
> Washington, D.C. 20549-0102

When seeking information about the Hennessy Cornerstone Growth Fund, Hennessy Focus 30 Fund or Cornerstone Value Fund from the Securities and Exchange Commission please refer to the Hennessy Mutual Funds' Investment Company Act File No. 811-07695. When seeking information about the Hennessy Cornerstone Growth Fund, Series II from the Securities and Exchange Commission please refer to the Hennessy Funds Trust's Investment Company Act File No. 811-07168.

Investment Company Act File No. 811-07695 (Hennessy Mutual Funds)
Investment Company Act File No. 811-07168 (Hennessy Funds Trust)

 **Hennessy Funds**
Formulas for Smart Investing

For information, questions or assistance, please call
The Hennessy Funds

1-800-966-4354 *or*
1-415-899-1555

HENNESSY FUNDS INSTITUTIONAL CLASS
Hennessy Cornerstone Growth Fund
Hennessy Cornerstone Growth Fund, Series II
Hennessy Focus 30 Fund
Hennessy Cornerstone Value Fund

INVESTMENT ADVISOR
Hennessy Advisors, Inc.
7250 Redwood Blvd.
Suite 200
Novato, California 94945

ADMINISTRATOR, TRANSFER AGENT, DIVIDEND PAYING AGENT & SHAREHOLDER SERVICING AGENT
U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, Wisconsin 53201-0701

CUSTODIAN
U.S. Bank, N.A.
Custody Operations
1555 North RiverCenter Drive, Suite 302
Milwaukee, Wisconsin 53212

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
303 East Wacker Drive
Chicago, Illinois 60601

DISTRIBUTOR
Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

DIRECTORS
Neil J. Hennessy
Robert T. Doyle
J. Dennis DeSousa
Gerald P. Richardson

LEGAL COUNSEL
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5306